     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1998


                                                              FILE NO. 333-41577


                                                               FILE NO. 811-8537

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-4


                   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                            / /

                                PRE-EFFECTIVE AMENDMENT NO. 1                                         /X/

                                 POST-EFFECTIVE AMENDMENT NO.                                         / /

               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940                        / /

                                       AMENDMENT NO. 1                                                /X/


                            ------------------------

               VARIABLE ANNUITY ACCOUNT A OF AMERICAN FOUNDATION
                           (Exact Name of Registrant)

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2801 HIGHWAY 280 SOUTH
                           BIRMINGHAM, ALABAMA 35223

              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code: (205) 879-9230

                            ------------------------

                           STEVE M. CALLAWAY, ESQUIRE
                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY
                             2801 HIGHWAY 280 SOUTH
                           BIRMINGHAM, ALABAMA, 35223

                    (Name and Address of Agent for Services)

                            ------------------------

                                    COPY TO:

                            STEPHEN E. ROTH, ESQUIRE
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004
                                 (202) 383-0158

                            ------------------------

    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the registration statement.


    Title of Securities Being Registered: Interests in a separate account issued through variable annuity contracts.


                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), SHALL DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
                      PURSUANT TO RULES 481(a) AND 495(a)

    Showing Location in Part A (Prospectus) and Part B (Statement of Additional Information) of Registration Statement of Information Required by Form N-4.


ITEM OF FORM N-4                                                                   PROSPECTUS CAPTION
----------------------------------------------------------------  -----------------------------------------------------
                                                        PART A

       1.  Cover Page...........................................  Cover Page

       2.  Definitions..........................................  Definitions

       3.  Synopsis.............................................  Expense Tables; Summary

       4.  Condensed Financial Information......................  Condensed Financial Information

       5.  General Description of Registrant, Depositor and
             Portfolio Companies................................  The Company, Variable Account and Funds

           a.  Depositor........................................  The Company, Variable Account and Funds-- American
                                                                    Foundation Life Insurance Company
           b.  Registrant.......................................  The Company, Variable Account and Funds-- Variable
                                                                    Account A of American Foundation
           c.  Portfolio Company................................  The Company, Variable Account and Funds-- The Funds
           d.  Fund Prospectus..................................  The Company, Variable Account and Funds-- The Funds
           e.  Voting Rights....................................  Voting Rights
           f.  Administrators...................................  The Company, Variable Account and Funds

       6.  Deductions and Expenses..............................  Charges and Deductions

           a.  General..........................................  Charges and Deductions; Summary
           b.  Sales Load %.....................................  Charges and Deductions--Surrender Charge
           c.  Special Purchase Plan............................  Surrenders; Transfers; Charges and Deductions
           d.  Commissions......................................  Distribution of Contracts
           e.  Expenses--Registrant.............................  Charges and Deductions; Expense Tables
           f.  Fund Expenses....................................  Charges and Deductions
           g.  Organizational Expenses..........................  N/A

       7.  General Description of Variable Annuity Contracts....  Description of the Contracts

           a.  (i) Allocation of Purchase Payments..............  Description of the Contracts--Purchase Payments,
                                                                    Allocation of Purchase Payments
           (ii) Transfers.......................................  Description of Variable Annuity Contract-- Transfers
           b.  Changes..........................................  Description of Variable Annuity Contract--
                                                                    Modification; The Company, Variable Account and
                                                                    Funds--Addition, Deletion and Substitution of
                                                                    Investments
           c.  Inquiries........................................  General Matters--Inquiries

       8.  Annuity Options......................................  Annuity Options; Summary

       9.  Death Benefit........................................  Description of the Contract--Death Benefit; Summary

ITEM OF FORM N-4                                                                   PROSPECTUS CAPTION
----------------------------------------------------------------  -----------------------------------------------------
      10.  Purchases and Contract Value.........................  Description of the Contracts

           a.  Purchases........................................  Description of the Contracts--Purchase Payments
           b.  Valuation........................................  Description of the Contracts--Variable Account Value
           c.  Daily Calculation................................  Description of the Contracts--Variable Account Value
           d.  Underwriter......................................  Distribution of Contracts

      11.  Redemptions..........................................  Description of the Contracts

           a.  --By Owners......................................  Description of the Contracts--Surrenders and Partial
                                                                    Surrenders; Payments
           --By Annuitant.......................................  Description of the Contracts--Annuity Options
           b.  Delay in Payment.................................  Suspension or Delay in Payments
           c.  Lapse............................................  Description of the Contracts--Annuity Options
           d.  Free Look Period.................................  Description of the Contracts--Free Look Period

      12.  Taxes................................................  Federal Tax Matters

      13.  Legal Proceedings....................................  Legal Proceedings

      14.  Table of Contents in the Statement of Additional
             Information........................................  Statement of Additional Information Table of Contents

                                                        PART B

      15.  Cover Page...........................................  Cover Page

      16.  Table of Contents....................................  Statement of Additional Information Table of Contents

      17.  General Information and History......................  See Prospectus--The Company, Variable Account and
                                                                    Funds

      18.  Services

           a.  Fees and Expenses of Registrant..................  See Prospectus--Charges and Deductions
           b.  Management Contract..............................  See Prospectus--The Company, Variable Account and
                                                                    Funds
           c.  Custodian and Independent Public   Accountant....  Safekeeping of Account Assets; Experts
           d.  Assets of Registrants............................  Safekeeping of Accounts Assets
           e.  Affiliated Persons...............................  N/A
           f.  Principal Underwriter............................  See Prospectus--Distribution of Contracts

      19.  Purchase of Securities Being Offered.................  See Prospectus--Distribution of Contracts

      20.  Underwriter..........................................  See Prospectus--Distribution of Contracts

      21.  Calculation of Performance Data......................  Calculation of Yields and Total Returns

      22.  Annuity Options......................................  See Prospectus--Annuity Options; Summary

      23.  Financial Statements.................................  Financial Statements

                                     PART A
                  INFORMATION REQUIRED TO BE IN THE PROSPECTUS

                      INDIVIDUAL FLEXIBLE PREMIUM DEFERRED
                      VARIABLE AND FIXED ANNUITY CONTRACT
                                   ISSUED BY

                   American Foundation Life Insurance Company
                             2801 Highway 280 South
                           Birmingham, Alabama 35223
                           Telephone: 1-800-456-6330

    This Prospectus describes the individual flexible premium deferred variable and fixed annuity contract (the "Contract") offered by American Foundation Life Insurance Company ("American Foundation Life"). The Contract is designed for individual investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purpose. It may be purchased on a non-qualified basis. The Contract may also be sold for use with retirement plans receiving special federal income tax treatment under the Internal Revenue Code such as pension and profit sharing plans (including H.R. 10 plans), tax sheltered annuity plans, and individual retirement annuities or accounts.

    Purchase Payments will be allocated, as designated by the Owner(s), to one or more of the Sub-Accounts of Variable Annuity Account A of American Foundation (the "Variable Account"), or the Guaranteed Account or both. The assets of each Sub-Account will be invested solely in a corresponding investment portfolio (each, a "Fund") of Protective Investment Company, Oppenheimer Variable Account Funds, MFS-Registered Trademark- Variable Insurance Trust, and Calvert Variable Series Portfolios.

    The Contract Value, except for the Guaranteed Account Value, will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. The Owner(s) bear the investment risk of amounts allocated to the Variable Account.

    This Prospectus sets forth basic information about the Contract and the Variable Account that a prospective investor should know before investing. Additional information about the Contract and the Variable Account is contained in the Statement of Additional Information, which has been filed with the Securities and Exchange Commission. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on Page xx of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling American Foundation Life at the address or telephone number shown above.

    PLEASE READ THIS PROSPECTUS CAREFULLY. INVESTORS SHOULD KEEP A COPY FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR EACH OF THE FUNDS.

    AN INVESTMENT IN THE CONTRACT IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE CONTRACT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE CONTRACT INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PURCHASE PAYMENTS (PRINCIPAL).

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS MAY   , 1998

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Definitions...............................................................     4
Expense Tables............................................................     7
Summary...................................................................    12
Condensed Financial Information...........................................    13
The Company, Variable Account and Funds...................................    14
  American Foundation Life Insurance Company..............................    14
  Variable Annuity Account A of American Foundation.......................    14
  Administration..........................................................    14
  The Funds...............................................................    15
  Other Investors in the Funds............................................    17
  Addition, Deletion or Substitution of Investments.......................    18
Description of the Contracts..............................................    18
  Issuance of a Contract..................................................    18
  Purchase Payments.......................................................    19
  Free Look Period........................................................    19
  Allocation of Purchase Payments.........................................    19
  Variable Account Value..................................................    19
  Transfers...............................................................    21
  Surrenders and Partial Surrenders.......................................    22
The Guaranteed Account....................................................    23
Death Benefit.............................................................    24
Suspension or Delay in Payments...........................................    25
Charges and Deductions....................................................    25
  Surrender Charge (Contingent Deferred Sales Charge).....................    25
  Administration Charges..................................................    26
  Transfer Fee............................................................    26
  Mortality and Expense Risk Charge.......................................    27
  Contract Maintenance Fee................................................    27
  Fund Expenses...........................................................    27
  Premium Taxes...........................................................    27
  Other Taxes.............................................................    27
Annuity Options...........................................................    28
  Annuity Income Payments.................................................    28
  Death of Annuitant or Owner After Annuity Commencement Date.............    29
Yields and Total Returns..................................................    29
Federal Tax Matters.......................................................    31
  Introduction............................................................    31
  The Company's Tax Status................................................    31

Taxation of Annuities in General..........................................    31
  Tax Deferral During Accumulation Period.................................    31
  Taxation of Partial and Full Surrenders.................................    32
  Taxation of Annuity Payments............................................    33
  Taxation of Death Benefit Proceeds......................................    33
  Assignments, Pledges, and Gratuitous Transfers..........................    34
  Penalty Tax on Premature Distributions..................................    34
  Aggregation of Contracts................................................    34
Qualified Retirement Plans................................................    35
  In General..............................................................    35
  Direct Rollovers........................................................    37
Federal Income Tax Withholding............................................    37
General Matters...........................................................    37
  Modification............................................................    37
  Reports.................................................................    38
  Inquiries...............................................................    38
Distribution of the Contracts.............................................    38
Legal Proceedings.........................................................    38
Voting Rights.............................................................    38
Financial Statements......................................................    39
Statement of Additional Information Table of Contents.....................    40

                                  DEFINITIONS

    "We", "us", "our", "American Foundation Life", and "Company" refer to American Foundation Life Insurance Company. "You" and "your" refer to the person(s) who has been issued a Contract.

    ACCUMULATION UNIT: A unit of measurement used to calculate the value of a Sub-Account.

    ADMINISTRATIVE OFFICE:  2801 Highway 280 South, Birmingham, Alabama 35223.

    AGE: The age on the birthday immediately prior to any date for which age is to be determined.

    ALLOCATION OPTION: Any account within the Guaranteed Account and any Sub-Account to which Purchase Payments may be allocated or Contract Value transferred under this Contract.

    ANNIVERSARY VALUE: At any time, the sum of: (1) the Contract Value on a Contract Anniversary; plus (2) all Purchase Payments made since that Contract Anniversary; minus (3) any partial surrenders (and any associated charges) made since that Contract Anniversary. An Anniversary Value is determined for each Contract Anniversary through the earlier of: (1) the deceased Owner's 80th birthday, or (2) the date of the deceased Owner's death.

    ANNUITANT: The person on whose life annuity payments are based. The Owner is the Annuitant unless the Owner designates another person as the Annuitant. The Owner may change the Annuitant by Written Notice prior to the Annuity Commencement Date. However, if any Owner is not an individual, the Annuitant may not be changed.

    ANNUITY COMMENCEMENT DATE: The date as of which Annuity Income Payments are determined (i.e., the date as of which the Annuity Purchase Value is applied to a selected Annuity Option). The initial Annuity Income Payment must be within one month of the Annuity Commencement Date.

    ANNUITY INCOME PAYMENT: Payments made by the Company that are determined on the Annuity Commencement Date and are based on the Annuity Option selected.

    ANNUITY OPTION: The payout option selected by the Owner(s) pursuant to which the Company makes Annuity Income Payments.

    ANNUITY PURCHASE VALUE: At any time prior to the Annuity Commencement Date, the greater of: (1) Surrender Value, or (2) 95% of Contract Value (less applicable premium tax).

    BENEFICIARY: The person or persons entitled to receive the Death Benefit upon the death of an Owner. Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner.

       PRIMARY--The Primary Beneficiary is the surviving Joint Owner, if any. If there is no surviving Joint Owner, the Primary Beneficiary is the person or persons designated on the application or, if changed by the Owner, the person or persons so named in our records.

       CONTINGENT--The person or persons named to receive the Death Benefit if the Primary Beneficiary is not living at the time of an Owner's death. If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner's death, the estate of the deceased Owner is the Beneficiary.

       IRREVOCABLE--An irrevocable Beneficiary is one whose written consent is needed before the Owner can change the Beneficiary designation or exercise certain other rights.

    CODE:  The Internal Revenue Code of 1986, as amended.

    CONTRACT ANNIVERSARY: The same month and day as the Effective Date in each subsequent year of the Contract.

    CONTRACT VALUE: At any time, the sum of: (1) the Variable Account Value, and (2) the Guaranteed Account Value.

    CONTRACT YEAR: Any period of 12 months commencing with the Effective Date or any Contract Anniversary.

    DCA FIXED ACCOUNT: The DCA Fixed Account is part of the Company's general account and is not part of or dependent upon the investment performance of the Variable Account. Only Purchase Payments may be allocated to the DCA Fixed Account, which is available only for dollar cost averaging. No transfers may be made to the DCA Fixed Account from other Allocation Options.

    DEATH BENEFIT: The amount, if any, paid to a Beneficiary upon the death of an Owner prior to the Annuity Commencement Date. Only one Death Benefit is payable under this Contract even though the Contract may, in some circumstances, continue beyond an Owner's death. References to the death of an Owner mean the death of the first of two Joint Owners to die.

    EFFECTIVE DATE: The date as of which the initial Purchase Payment is credited under the Contract and the date the Contract takes effect. Contract Years are measured from the Effective Date. The Effective Date is shown on the specifications page of the Contract.

    FIXED ACCOUNT: The Fixed Account is part of the Company's general account and is not part of or dependent upon the investment performance of the Variable Account.

    FUND: Any open-end management investment company or investment portfolio thereof, or unit investment trust or series thereof, in which a corresponding Sub-Account invests.

    GUARANTEED ACCOUNT: The Fixed Account, DCA Fixed Account and any other account that we may offer with interest rate guarantees.

    GUARANTEED ACCOUNT VALUE: At any time prior to the Annuity Commencement Date, the sum of: (1) Purchase Payments allocated to the Guaranteed Account; plus, (2) Variable Account Value transferred into the Guaranteed Account; plus,
(3) interest credited to the Guaranteed Account; minus, (4) Contract Value transferred out of the Guaranteed Account; minus, (5) the amount of any partial surrenders removed from the Guaranteed Account, including any surrender charges and applicable premium tax; minus, (6) fees deducted from the Guaranteed Account.

    INTEREST GUARANTEED PERIOD: The term for which an interest rate is guaranteed for an account within the Guaranteed Account.

    MAXIMUM ANNIVERSARY VALUE:  The greatest Anniversary Value attained.

    NET ASSET VALUE PER SHARE: The value per share of any Fund as computed on any Valuation Day as described in the Fund prospectus.

    NON-QUALIFIED CONTRACTS:  Contracts which are not Qualified Contracts.

    OWNER: The person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract. Two persons may own the Contract together; they are called Joint Owners. Provisions relating to action by the Owner mean, in the case of Joint Owners, both Owners acting together. Individuals as well as non-natural persons, such as corporations or trusts, may be Owners.

    PAYEE: Person or persons designated by the Owner to receive the Annuity Income Payments under the Contract. The Annuitant is the Payee unless another party is designated as the Payee.

    PIC:  Protective Investment Company.

    PURCHASE PAYMENT(S): Amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

    QUALIFIED CONTRACTS: Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 403, 408 or 457 of the Code.

    QUALIFIED PLANS: Retirement plans that receive favorable tax treatment under Sections 401, 403, 408, or 457 of the Code.

    SUB-ACCOUNT: A separate division of the Variable Account. Each Sub-Account invests in a corresponding Fund.

    SUB-ACCOUNT VALUE: Prior to the Annuity Commencement Date, the total amount equal to that part of any Purchase Payment(s) allocated to the Sub-Account plus any Contract Value transferred to the Sub-Account, adjusted by investment performance, and decreased by partial surrenders (including any applicable surrender charges and premium tax), any Contact Value transferred out of the Sub-Account and any fees deducted from the Sub-Account. Sub-Account Value can be determined at any time by multiplying the Accumulation Unit value for a Sub-Account by the number of Accumulation Units of that Sub-Account credited under a Contract.

    SURRENDER VALUE: The amount available for a full surrender. It is equal to the Contract Value minus any applicable surrender charge, contract maintenance fee and premium tax.

    VALUATION DAY: Each day on which the New York Stock Exchange is open for business.

    VALUATION PERIOD: The period which begins at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next Valuation Day.

    VARIABLE ACCOUNT: Variable Annuity Account A of American Foundation, a separate investment account of the Company.

    VARIABLE ACCOUNT VALUE:  The sum of all Sub-Account Values.

    WRITTEN NOTICE: A notice or request submitted in writing in a form satisfactory to the Company that is received at the Administrative Office. Written Notice to change or assign the Contract is effective as of the date that the Notice was signed, however, the Company is not responsible for following any instruction or making any change or assignment before receipt of the Notice.

                                 EXPENSE TABLES

    The following expense information assumes that the entire Contract Value is Variable Account Value.

OWNER TRANSACTION EXPENSES
  Sales Charge Imposed on Purchase Payments.................................           None
  Maximum Surrender Charge (contingent deferred sales charge)...............              7%
  Transfer Processing Fee...................................................           None*
ANNUAL CONTRACT MAINTENANCE FEE.............................................      $      30

ANNUAL ACCOUNT EXPENSES
  (as a percentage of net assets)
  Mortality and Expense Risk Charge.........................................           1.25%
  Administration Charge.....................................................           0.15%
  Total Account Expenses....................................................           1.40%

ANNUAL FUND EXPENSES
  (as percentage of average net assets)

PIC FUNDS (1)
                                                                             MONEY MARKET FUND
                                                                             -----------------
 Management (Advisory) Fees................................................          0.60%
  Other Expenses After Reimbursement.......................................          0.00%
  Total Annual Fund Expenses (after reimbursements)........................          0.60%


                                                                             CORE U.S. EQUITY
                                                                                   FUND
                                                                             -----------------
 Management (Advisory) Fees................................................          0.80%
  Other Expenses After Reimbursement.......................................          0.00%
  Total Annual Fund Expenses (after reimbursements)........................          0.80%

                                                                              CAPITAL GROWTH
                                                                                   FUND
                                                                             -----------------
 Management (Advisory) Fees................................................          0.80%
  Other Expenses After Reimbursement.......................................          0.00%
  Total Annual Fund Expenses (after reimbursements)........................          0.80%

                                                                              SMALL CAP VALUE
                                                                                   FUND
                                                                             -----------------
 Management (Advisory) Fees................................................          0.80%
  Other Expenses After Reimbursement.......................................          0.00%
  Total Annual Fund Expenses (after reimbursements)........................          0.80%

                                                                               INTERNATIONAL
                                                                                EQUITY FUND
                                                                             -----------------
 Management (Advisory) Fees................................................          1.10%
  Other Expenses After Reimbursement.......................................          0.00%
  Total Annual Fund Expenses (after reimbursements)........................          1.10%

                                                                             GROWTH AND INCOME
                                                                                   FUND
                                                                             -----------------
 Management (Advisory) Fees................................................          0.80%
  Other Expenses After Reimbursement.......................................          0.00%
  Total Annual Fund Expenses (after reimbursements)........................          0.80%

                                                                               GLOBAL INCOME
                                                                                   FUND
                                                                             -----------------
 Management (Advisory) Fees................................................          1.10%
  Other Expenses After Reimbursement.......................................          0.00%
  Total Annual Fund Expenses (after reimbursements)........................          1.10%

OPPENHEIMER FUNDS

                                                                             AGGRESSIVE GROWTH
                                                                                   FUND
                                                                             -----------------
 Management (Advisory) Fees................................................          0.71%
  Other Expenses...........................................................          0.02%
  Total Annual Fund Expenses...............................................          0.73%

                                                                                GROWTH FUND
                                                                             -----------------
 Management (Advisory) Fees................................................          0.73%
  Other Expenses...........................................................          0.02%
  Total Annual Fund Expenses...............................................          0.75%

                                                                              GROWTH & INCOME
                                                                                   FUND
                                                                             -----------------
 Management (Advisory) Fees................................................          0.75%
  Other Expenses...........................................................          0.08%
  Total Annual Fund Expenses...............................................          0.83%

                                                                              STRATEGIC BOND
                                                                                   FUND
                                                                             -----------------
 Management (Advisory) Fees................................................          0.75%
  Other Expenses...........................................................          0.08%
  Total Annual Fund Expenses...............................................          0.83%

MFS FUNDS

                                                                               MFS EMERGING
                                                                               GROWTH SERIES
                                                                             -----------------
 Management (Advisory) Fees................................................          0.75%
  Other Expenses After Reimbursement(2)....................................          0.15%
  Total Annual Fund Expenses (after reimbursements)........................          0.90%

                                                                               MFS RESEARCH
                                                                                  SERIES
                                                                             -----------------
 Management (Advisory) Fees................................................          0.75%
  Other Expenses After Reimbursement(2)....................................          0.13%
  Total Annual Fund Expenses (after reimbursements)........................          0.88%

                                                                              MFS GROWTH WITH
                                                                               INCOME SERIES
                                                                             -----------------
 Management (Advisory) Fees................................................          0.75%
  Other Expenses After Reimbursement (2)(3)................................          0.25%
  Total Annual Fund Expenses (after reimbursements) (3)....................          1.00%

                                                                             MFS TOTAL RETURN
                                                                                  SERIES
                                                                             -----------------
 Management (Advisory) Fees................................................          0.75%
  Other Expenses After Reimbursement (2)(3)................................          0.25%
  Total Annual Fund Expenses (after reimbursements) (3)....................          1.00%

CALVERT FUNDS

                                                                             SOCIAL SMALL CAP
                                                                             GROWTH PORTFOLIO
                                                                             -----------------
 Management (Advisory) Fees................................................          1.00%
  Other Expenses After Reimbursement.......................................          0.20%
  Total Annual Fund Expenses (after reimbursements) (4)....................          1.20%

                                                                              SOCIAL BALANCED
                                                                                 PORTFOLIO
                                                                             -----------------
 Management (Advisory) Fees................................................          0.69%
  Other Expenses After Reimbursement.......................................          0.12%
  Total Annual Fund Expenses (after reimbursements) (4)....................          0.81%


------------------------

* American Foundation Life reserves the right to charge a Transfer Fee in the future. (See "Charges and Deductions".)


(1) The annual expenses listed for all of the PIC Funds are net of certain reimbursements by PIC's investment manager. (See "The Funds".) Absent the reimbursements, total expenses for the period ended December 31, 1997 were:
    Money Market Fund 1.42%, CORE U.S. Equity Fund 0.86%, Small Cap Value Fund 0.89%, International Equity Fund 1.37%, Growth and Income Fund 0.85%, Capital Growth Fund 0.97%, and Global Income Fund 1.32%. PIC's investment manager has voluntarily agreed to reimburse certain of each Fund's expenses in excess of its management fees. Although this reimbursement may be ended on 120 days notice to PIC, the investment manager has no present intention of doing so.



(2) Each Series has an expense offset arrangement which reduces the Series' custodian fee based on the amount of cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses."



(3) The investment advisor has agreed to bear expenses for these Series, subject to reimbursement by these Series, such that each such Series' "Other Expenses" shall not exceed 0.25% of the average daily net assets of the Series during the current fiscal year. See the Funds prospectus, "Information Concerning Shares of Each Series-- Expenses." Otherwise, "Other Expenses" for the Growth With Income Series and Total Return Series would be 0.35% and 0.27%, respectively, and "Total Operating Expenses" would be 1.10% and 1.02%, respectively, for these Series.



(4) The figures have been restated to reflect an increase in transfer agency expenses of 0.01% for each portfolio expected to be incurred in 1998. Management Fees includes for Calvert Social Balanced a performance adjustment, which depending on performance, could cause the fee to be as high as 0.85% or as low as 0.55%. The Calvert Social Small Cap Growth expenses have been restated to reflect the lower advisory fee and administrative services fee. "Other Expenses" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly (again, restated) would be 0.78% for Calvert Social Balanced, and 0.89% for Calvert Social Small Cap Growth. Management Fees for Calvert Social Small Cap Growth include an administrative service fee of 0.10% paid to the Advisor's affiliate.



    The above tables are intended to assist the owner in understanding the costs and expenses that he or she will bear directly or indirectly. The tables reflect the expenses for the Account and reflect the investment management fees and other expenses and total expenses for each Fund for the period January 1, 1997 to December 31, 1997. For a more complete description of the various costs and expenses see "Charges and Deductions" and the prospectuses for each of the Funds, which accompany this prospectus. IN ADDITION TO THE EXPENSES LISTED ABOVE, PREMIUM TAXES VARYING FROM 0 TO 3.5% MAY BE APPLICABLE IN CERTAIN STATES. CURRENTLY, NO PREMIUM TAX IS IMPOSED FOR CONTRACTS ISSUED IN NEW YORK.

EXAMPLES

    An Owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

1. If the Contract is surrendered at the end of the applicable time period:


SUB-ACCOUNT                                                                      1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
PIC Money Market.............................................................   $      91    $     115    $     141    $     239
PIC CORE U.S. Equity.........................................................          93          121          151          260
PIC Capital Growth...........................................................          93          121          151          260
PIC Small Cap Value..........................................................          93          121          151          260
PIC International Equity.....................................................          96          130          166          290
PIC Growth and Income........................................................          93          121          151          260
PIC Global Income............................................................          96          130          166          290
Oppenheimer Aggressive Growth................................................          92          119          147          252
Oppenheimer Growth...........................................................          92          119          148          254
Oppenheimer Growth & Income..................................................          93          122          153          263
Oppenheimer Strategic Bond...................................................          93          122          153          263
MFS Emerging Growth..........................................................          94          124          156          270
MFS Research.................................................................          94          124          157          272
MFS Growth With Income.......................................................          95          127          161          280
MFS Total Return.............................................................          95          127          161          280
Calvert Social Small Cap Growth..............................................         101          145          191          338
Calvert Social Balanced......................................................          93          120          149          256


2. If the Contract is not surrendered or is annuitized* at the end of the applicable time period:


SUB-ACCOUNT                                                                      1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
PIC Money Market.............................................................   $      21    $      65    $     111    $     239
PIC CORE U.S. Equity.........................................................          23           71          121          260
PIC Capital Growth...........................................................          23           71          121          260
PIC Small Cap Value..........................................................          23           71          121          260
PIC International Equity.....................................................          26           80          136          290
PIC Growth and Income........................................................          23           71          121          260
PIC Global Income............................................................          26           80          136          290
Oppenheimer Aggressive Growth................................................          22           69          117          252
Oppenheimer Growth...........................................................          22           69          118          254
Oppenheimer Growth & Income..................................................          23           72          123          263
Oppenheimer Strategic Bond...................................................          23           72          123          263
MFS Emerging Growth..........................................................          24           74          126          270
MFS Research.................................................................          24           74          127          272
MFS Growth With Income.......................................................          25           77          131          280
MFS Total Return.............................................................          25           77          131          280
Calvert Social Small Cap Growth..............................................          31           95          161          338
Calvert Social Balanced......................................................          23           70          119          256


------------------------

* Currently, no surrender charge will be applied to the Contract Value upon annuitization. (See "Charges and Deductions".)


    The examples assume that no transfer fee or premium taxes have been assessed. The examples assume that the contract maintenance fee is $30. The contract maintenance fee reflected in the above examples is based on an anticipated average Contract Value of $49,545, for purposes of the examples based on a $1,000 investment.


    THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE 5% ANNUAL RETURN ASSUMED IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.

                                    SUMMARY

THE CONTRACT

    HOW IS A CONTRACT ISSUED? The Contract is an individual flexible premium deferred variable and fixed annuity contract that American Foundation Life issues upon receipt of completed application information and an initial Purchase Payment. (See "Issuance of Contract".)


    WHAT ARE THE PURCHASE PAYMENTS? The minimum amount which American Foundation Life will accept as an initial Purchase Payment is $5,000 for a Non-Qualified Contract and $2,000 for a Qualified Contract. Subsequent Purchase Payments may be made at any time. The minimum subsequent Purchase Payment is $250, unless the payment is made electronically under the Automatic Purchase Plan. Currently, we will accept a minimum payment of $100 under this Plan. The maximum aggregate Purchase Payments we will accept without prior Administrative Office approval is $1,000,000. (See "Purchase Payments".)


    CAN I CANCEL THE CONTRACT? You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten days) after you receive it. The returned Contract will be treated as if it were never issued. American Foundation Life will refund the Contract Value in states where permitted. This amount may be more or less than the Purchase Payments. Where required, we will refund Purchase Payments. (See "Free Look Period".)

    CAN I TRANSFER AMOUNTS IN THE CONTRACT? Prior to the Annuity Commencement Date, you may request transfers of Contract Value from one Allocation Option to another. However, no transfers may be made into the DCA Fixed Account. At least $100 must be transferred. American Foundation Life reserves the right to limit the maximum amount that may be transferred from the Fixed Account to the greater of (a) $2,500; or (b) 25% of the value of the Fixed Account per Contract Year. The Company reserves the right to limit the number transfers in any Contract Year to 12 or to charge a Transfer Fee of $25 for each transfer in excess of 12 during any Contract Year. (See "Transfers".)

    CAN I SURRENDER THE CONTRACT? Upon Written Notice before the Annuity Commencement Date, You may surrender the Contract and receive its Surrender Value. (See "Surrenders and Partial Surrenders".)

    IS THERE A DEATH BENEFIT? If any Owner dies prior to the Annuity Commencement Date and while this Contract is in force, a Death Benefit may be payable to the Beneficiary. The Death Benefit is determined as of the end of the Valuation Period during which we receive due proof of the Owner's death. The amount of the Death Benefit will depend upon the age of the Owner on the date of death.

    In general, if the Owner dies on or before his or her 90th birthday, the Death Benefit is the greater of: (1) the Contract Value; or (2) total Purchase Payments made under the Contract reduced by any partial surrenders and any associated Surrender Charges; or (3) the Maximum Anniversary Value.

    If the Owner dies after his or her 90th birthday, the Death Benefit is the Contract Value. (See "Death Benefit".)

    ARE THERE CHARGES AND DEDUCTIONS FROM MY CONTRACT? The following charges and deductions are made in connection with the Contract:

    SURRENDER CHARGES. Full or partial surrenders are subject to a surrender charge. The surrender charge is equal to a specified percentage (maximum 7%) of each Purchase Payment surrendered. No surrender charge applies to Contract Value in excess of aggregate Purchase Payments (less prior partial surrenders of Purchase Payments). The surrender charge is calculated using the assumption that the Contract Value in excess of aggregate Purchase Payments (less prior partial surrenders of Purchase Payments) is surrendered before any Purchase Payments and that Purchase Payments are surrendered on a first-in-first-out basis. (See "Surrender Charge".)

    MORTALITY AND EXPENSE RISK CHARGE. We will deduct a mortality and expense risk charge to compensate us for assuming certain mortality and expense risks. The charge is equal, on an annual basis, to 1.25% of the average daily net assets of the Variable Account.

    ADMINISTRATION CHARGE. We will deduct an administration charge equal, on an annual basis, to .15% of the average daily net assets of the Variable Account.

    CONTRACT MAINTENANCE FEE. A contract maintenance fee of $30 is deducted from the Contract Value on each Contract Anniversary, and on any day that the Contract is surrendered, if the surrender occurs on a day other than the Contract Anniversary. Under certain circumstances, this fee may be waived. (See "Contract Maintenance Fee".)

    TAXES. Some states impose premium taxes at rates ranging up to 3.5%. The State of New York does not currently impose a premium tax on annuity contracts. If premium taxes are applicable to your Contract, we will deduct them from your Contract by applying the premium tax rate to one of the following: Your Purchase Payment(s), amounts that You surrender, the Death Benefit, or the Annuity Purchase Value. The Company reserves the right to impose a charge for other taxes attributable to the Variable Account. (See "Charges and Deductions".)

    INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES OF THE FUNDS. The net assets of each Sub-Account of the Variable Account will reflect the investment management fee incurred by the corresponding Fund as well as other operating expenses of that Fund. For each Fund, the investment manager is paid a daily fee for its investment management services. The management fees are based on the average daily net assets of the Fund. (See "Funds Expenses" and the Funds' Prospectuses.)

    WHAT ANNUITY OPTIONS ARE AVAILABLE? Currently, we apply the Contract Value to an Annuity Option on the Annuity Commencement Date, unless you choose to receive the Surrender Value in a lump sum. Annuity Options include: Payments for a Fixed Period and Life Income with Payments for a Guaranteed Period. (See "Annuity Options".)

    IS THE CONTRACT AVAILABLE FOR QUALIFIED RETIREMENT PLANS? The Contract may be issued for use with retirement plans receiving special federal income tax treatment under the Code such as pension and profit sharing plans (including H.R. 10 plans), "tax sheltered" annuity plans, and individual retirement annuities or accounts. (See "Federal Tax Matters".)

FEDERAL TAX STATUS

    Generally, a distribution from the Contract, which includes a full or partial surrender or payment of a Death Benefit, will result in taxable income if there has been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply. (See "Federal Tax Matters".)

                        CONDENSED FINANCIAL INFORMATION

    No condensed financial information is provided for the Variable Account because, as of the date of this Prospectus, the Variable Account had not yet commenced operations.

                    THE COMPANY, VARIABLE ACCOUNT AND FUNDS

AMERICAN FOUNDATION LIFE INSURANCE COMPANY


    The Contracts are issued by American Foundation Life Insurance Company, a wholly owned subsidiary of Protective Life Insurance Company, which is the chief operating subsidiary of Protective Life Corporation, a Delaware insurance holding company whose stock is traded on the New York Stock Exchange. American Foundation Life was organized as an Alabama insurance company in 1978. American Foundation Life is authorized to transact insurance business in 29 states (including New York) and offers a variety of individual life, annuity, and group dental insurance products. The Company's assets for the fiscal year ending 1997 were in excess of 100 million dollars.


VARIABLE ANNUITY ACCOUNT A OF AMERICAN FOUNDATION

    Variable Annuity Account A of American Foundation is a separate investment account of American Foundation Life. The Variable Account was established under Alabama law by the Board of Directors of American Foundation on December 1, 1997. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

    American Foundation Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of American Foundation Life's general account. The portion of the assets of the Variable Account equal to the reserves or other contract liabilities with respect to the Variable Account are not chargeable with the liabilities that arise from any other business American Foundation Life conducts. American Foundation Life may transfer to its general account any assets of the Variable Account which exceed the reserves and other contract liabilities of the Variable Account (which will always be at least equal to the aggregate Variable Account Value under the Contracts). American Foundation Life may accumulate in the Variable Account the charge for mortality and expense risks, and investment results applicable to those assets that are in excess of the net assets supporting the Contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of American Foundation Life.

    The Variable Account has seventeen Sub-Accounts: PIC Money Market; PIC CORE U.S. Equity; PIC Capital Growth; PIC Small Cap Equity; PIC International Equity; PIC Growth and Income; PIC Global Income; Oppenheimer Capital Appreciation; Oppenheimer Growth; Oppenheimer Growth & Income; Oppenheimer Strategic Bond; MFS Emerging Growth; MFS Research; MFS Growth With Income; MFS Total Return; Calvert Social Small Cap Growth; and Calvert Social Balanced. Each Sub-Account invests in shares of a corresponding Fund. Therefore, the investment experience of Your Contract depends on the experience of the Sub-Accounts that You select.

ADMINISTRATION

    Pursuant to the terms of an agreement with American Foundation Life, Protective Life Insurance Company administers the Contracts at the Administrative Office (Protective Life's home office) at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes: processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and Death Benefit claims as well as performing record maintenance and disbursing Annuity Income Payments.

THE FUNDS

    Each Sub-Account invests in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: PIC (the "PIC Funds") managed by Investment Distributors Advisory Services, Inc., and subadvised by Goldman Sachs Asset Management or Goldman Sachs Asset Management International; Oppenheimer Variable Account Funds (the "Oppenheimer Funds") managed by OppenheimerFunds, Inc.; MFS Variable Insurance Trust (the "MFS Funds") managed by Massachusetts Financial Services Company; or Calvert Variable Series Portfolios (the "Calvert Funds") managed by Calvert Asset Management Company, Inc. Shares of these Funds are offered only to: (1) the Variable Account, (2) separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies, and (3) certain qualified retirement plans. Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

    There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information.

    THE PIC FUNDS

        PIC MONEY MARKET FUND. This Fund seeks to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. This Fund will pursue its objective by investing exclusively in high quality money market instruments. An investment in the Money Market Fund is neither insured nor guaranteed by the U.S. Government and the Fund cannot assure that it will be able to maintain a stable net asset value of $1 per share.

        PIC CORE U.S. EQUITY FUND. This Fund seeks a total return consisting of capital appreciation plus dividend income. This Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in equity securities selected using both fundamental research and a variety of quantitative techniques that seek to maximize the Fund's reward to risk ratio.

        PIC CAPITAL GROWTH FUND. This Fund seeks long-term capital growth. The Fund will pursue its objective by investing, under normal circumstances, at least 65% of its total assets in equity securities having long-term capital appreciation potential.


        PIC SMALL CAP VALUE FUND. This Fund seeks long-term capital growth. This Fund will pursue its objective by investing, under normal circumstances, at least 65% of its total assets in equity securities of companies with public stock market capitalizations of $1 billion or less at the time of investment.


        PIC INTERNATIONAL EQUITY FUND. This Fund seeks long-term capital appreciation. This Fund will pursue its objective by investing, primarily in equity and equity-related securities of companies that are organized outside the United States or whose securities are primarily traded outside the United States.

        PIC GROWTH AND INCOME FUND. This Fund seeks long-term growth of capital and growth of income. This Fund will pursue its objectives by investing, under normal circumstances, at least 65% of its total assets in equity securities having favorable prospects of capital appreciation and/or dividend paying ability.

        PIC GLOBAL INCOME FUND. This Fund seeks high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation. This Fund will pursue its objectives by investing in high quality fixed-income securities of U.S. and foreign issuers and through foreign currency transactions.

    THE OPPENHEIMER FUNDS


        AGGRESSIVE GROWTH FUND. This Fund seeks to achieve capital appreciation by investing in "growth-type" companies.

        GROWTH FUND. This Fund seeks to achieve capital appreciation by investing in securities of well-known established companies.

        GROWTH & INCOME FUND. This Fund seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. From time to time this Fund may focus on small to medium capitalization common stocks, bonds and convertible securities.

        STRATEGIC BOND FUND. This Fund seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities.

    THE MFS FUNDS

        MFS EMERGING GROWTH SERIES. This Fund seeks to provide long-term growth of capital.

        MFS RESEARCH SERIES. This Fund seeks to provide long-term growth of capital and future income.

        MFS GROWTH WITH INCOME SERIES. This Fund seeks to provide reasonable current income and long-term growth of capital and income.

        MFS TOTAL RETURN SERIES. This Fund seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

    THE CALVERT FUNDS


        SOCIAL SMALL CAP GROWTH (formerly Strategic Growth) PORTFOLIO. This Fund seeks maximum long-term growth through investments primarily in the equity securities of small capitalized growth companies that have historically exhibited exceptional growth characteristics, and that, in the Advisor's opinion, have strong earnings potential relative to the U.S. market as a whole. The Fund is designed to provide long-term growth of capital by investing in enterprises that make a significant contribution to society through their products and services and through the way they do business.


        SOCIAL BALANCED PORTFOLIO. This Fund seeks to achieve a total return above the rate of inflation through an actively managed, non-diversified portfolio of common and preferred stocks, bonds, and money market instruments that offer income and capital growth opportunity and that satisfy the social concern criteria established for the Fund.

    THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF ANY OF THE FUNDS WILL BE ACHIEVED.

    MORE DETAILED INFORMATION CONCERNING THE INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS OF THE FUNDS, THE EXPENSES OF THE FUNDS, THE RISKS ATTENDANT TO INVESTING IN THE FUNDS AND OTHER ASPECTS OF THEIR OPERATIONS CAN BE FOUND IN THE CURRENT PROSPECTUSES FOR THE FUNDS, WHICH ACCOMPANY THIS PROSPECTUS, AND THE CURRENT STATEMENT OF ADDITIONAL INFORMATION FOR EACH OF THE FUNDS. THE FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF PURCHASE PAYMENTS OR TRANSFERS AMONG THE SUB-ACCOUNTS.

    Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and American Foundation Life. The termination provisions of these agreements vary. Should a participation agreement relating to a Fund terminate, the Variable Account would not be able to purchase additional shares of that Fund. In that event, Owners would no longer be able to allocate Variable Account Value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, American Foundation Life would not be able to honor requests from Owners to allocate Purchase Payments or transfer Account Value to the Sub-Account investing in shares of that Fund.

    American Foundation Life has entered into agreements with the investment managers or advisers of several of the Funds pursuant to which each such investment manager or adviser pays American Foundation Life a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account in the Funds managed by that manager or adviser. These fees are in consideration for administrative services provided to the Funds by American Foundation Life. Payments of fees under these agreements by managers or advisers do not increase the fees or expenses paid by the Funds or their shareholders.

OTHER INVESTORS IN THE FUNDS

    Currently, PIC sells shares of its Funds only to American Foundation Life as the underlying investment for the Variable Account and to certain separate accounts of Protective Life Insurance Company as the underlying investment for variable annuity and variable life insurance contracts issued by Protective Life. PIC may in the future sell shares of its Funds to other separate accounts of American Foundation Life or its life insurance company affiliates to support other variable annuity contracts or variable life insurance contracts. Upon obtaining any necessary regulatory approval, PIC may also sell shares to certain retirement plans qualifying under Section 401 of the Code. American Foundation Life currently does not foresee any disadvantages to Owners that would arise from the sale of PIC Fund shares to support variable annuity and variable life insurance contracts of its affiliates or from the possible sale of shares to such retirement plans. However, the board of directors of PIC will monitor events in order to identify any material irreconcilable conflicts that might possibly arise if such shares were also offered to support variable annuity contracts other than the Contracts or variable life insurance contracts or to retirement plans. In event of such a conflict, the board of directors would determine what action, if any, should be taken in response to the conflict. In addition, if American Foundation Life believes that the PIC's response to any such conflicts insufficiently protects Owners, it will take appropriate action on its own, including withdrawing the Account's investment in the Fund. (See the PIC Prospectus for more detail.)

    Shares of the Oppenheimer, MFS and Calvert Funds are sold to separate accounts of insurance companies, which may or may not be affiliated with American Foundation Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners of American Foundation Life's Contracts, whose Contract Values are allocated to the Variable Account, and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners generally or certain classes of Contract Owners, and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, American Foundation Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. As is the case with PIC, the board of directors (or trustees) of the Oppenheimer Funds, MFS Funds and Calvert Funds monitors events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    American Foundation Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in American Foundation Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, American Foundation Life may redeem the shares, if any, of that Fund and substitute shares of another registered open-end management company or unit investment trust. American Foundation Life will not substitute any shares attributable to a Contract's interest in the Variable Account without notice and any necessary approval of the SEC and state insurance authorities.

    American Foundation Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Fund. Subject to applicable law and any required SEC approval, American Foundation Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owner(s) on a basis to be determined by American Foundation Life.

    If any of these substitutions or changes are made, American Foundation Life may by appropriate endorsement change the Contract to reflect the substitution or other change. If American Foundation Life deems it to be in the best interest of Owner(s) and Annuitants, and subject to any approvals that may be required under applicable law, the Variable Account may be operated as a management company under the 1940 Act, it may be de-registered under that Act if registration is no longer required, or it may be combined with other American Foundation Life separate accounts. American Foundation Life reserves the right to make any changes to the Variable Account required by the 1940 Act or other applicable law or regulation.

                          DESCRIPTION OF THE CONTRACTS

ISSUANCE OF A CONTRACT

    To purchase a Contract, certain application information and an initial Purchase Payment must be submitted to American Foundation Life through a licensed representative of American Foundation Life, who is also a registered representative of a broker-dealer having a distribution agreement with Investment Distributors, Inc. The minimum initial Purchase Payment is $5,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. American Foundation Life reserves the right to accept or decline a request to issue a Contract. Contracts may be sold to or in connection with retirement plans which do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code. Generally, the maximum age for Owners on the Effective Date is 85.

    If the necessary application information for a Contract is accompanied by the initial Purchase Payment, the initial Purchase Payment (less any applicable premium tax) will be allocated to the Allocation Options as directed in the application within two business days of receipt of the Purchase Payment at the Administrative Office. If the necessary application information is not received, American Foundation Life will retain the Purchase Payment for up to five business days while it attempts to complete the information. If the necessary application information is not complete after five days, American Foundation Life will inform the applicant of the reason for the delay and the initial Purchase Payment will be returned immediately unless the applicant specifically consents to American Foundation Life retaining it until the information is complete. Once the information is complete, the initial Purchase Payment will be allocated to the appropriate Allocation Options within two business days.

    Information necessary to complete an application may be transmitted to the Company by telephone, facsimile, or electronic media.

PURCHASE PAYMENTS

    Subsequent Purchase Payment(s) may be accepted by American Foundation Life. The Company reserves the right to reject any Purchase Payment. The Company further reserves the right to limit the maximum aggregate Purchase Payment that can be made without prior approval. This amount is currently $1,000,000. The minimum subsequent Purchase Payment that will be accepted is $250, unless the payment is made electronically under the Automatic Purchase Plan.

    Under the current Automatic Purchase Payment plan, the Owner can select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. Each automatic purchase payment must be at least $100.

FREE LOOK PERIOD

    You have the right to return the Contract within a certain number of days after you receive it by returning it to the Administrative Office or the sales representative who sold it along with a written cancellation request. The number of days is determined by state law (and is at least ten days) in the state where the Contract is delivered. Return of the Contract by mail is effective on being received by us. We will treat the returned Contract as if it had never been issued. However, in states where permitted, American Foundation Life will refund the Contract Value and any charges deducted from either Purchase Payments or Contract Value. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time. Where required, we will refund the Purchase Payment.

ALLOCATION OF PURCHASE PAYMENTS

    Owners must indicate in the application how Purchase Payments are to be allocated among the Allocation Options. These allocation instructions apply to both initial and subsequent Purchase Payments. If such instructions are indicated by percentages, whole percentages must be used. Owners may not allocate any Purchase Payment to more than 10 Allocation Options.

    For Individual Retirement Annuities and Contracts issued in states where, upon cancellation during the free look period, we return at least your Purchase Payments, we reserve the right to allocate your initial Purchase Payment (and any subsequent Purchase Payment made during the free look period) to the PIC Money Market Sub-Account until the expiration of the number of days in the free look period starting from the date the Contract is mailed from the Administrative Office. Thereafter, all Purchase Payments will be allocated according to your allocation instructions then in effect.

    Owners may change allocation instructions by Written Notice at any time. Owners also may change instructions by telephone, facsimile transmission or automated telephone system. The Company reserves the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason.

    We will send you a confirmation of all instructions communicated to us to determine if they are genuine. For non-written instructions regarding allocations, We will require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions.

VARIABLE ACCOUNT VALUE

    SUB-ACCOUNT VALUE. A Contract's Variable Account Value at any time is the sum of the Sub-Account Values and therefore reflects the investment experience of the Sub-Accounts to which it is allocated. There is no guaranteed minimum Variable Account Value. The Sub-Account Value for any Sub-Account as of the Effective Date is equal to the amount of the initial Purchase Payment allocated to that Sub-Account. On subsequent Valuation Days prior to the Annuity Commencement Date, the Sub-Account Value is equal to that part of any Purchase Payment allocated to the Sub-Account and any Contract Value transferred to the Sub-Account, adjusted by interest income, dividends, net capital gains or losses (realized or unrealized), decreased by partial surrenders (including any applicable surrender charges and premium tax), Contract Value transferred out of the Sub-Account and fees deducted from the Sub-Account.

    DETERMINATION OF ACCUMULATION UNITS. Purchase Payments allocated to and Contract Value transferred to a Sub-Account are converted into Accumulation Units. The number of Accumulation Units is determined by dividing the dollar amount directed to the Sub-Account by the value of the Accumulation Unit for that Sub-Account for the Valuation Day as of which the allocation or transfer occurs. Purchase

Payments allocated to or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract. The Company executes such allocations and transfers as of the end of the Valuation Period in which it receives a Purchase Payment or Written Notice or other instruction requesting a transfer.

    Certain events reduce the number of Accumulation Units of a Sub-Account credited to a Contract. Partial surrenders or transfers from a Sub-Account result in the cancellation of the appropriate number of Accumulation Units of that Sub-Account as do payments resulting from the following events: a surrender, a Death Benefit claim, application of the Annuity Purchase Value to an Annuity Option, and deduction of the annual contract maintenance fee. Accumulation Units are canceled as of the end of the Valuation Period in which the Company receives Written Notice of or other instructions regarding the event.

    DETERMINATION OF ACCUMULATION UNIT VALUE. The Accumulation Unit value at the end of every Valuation Day is the Accumulation Unit value at the end of the previous Valuation Day multiplied by the net investment factor. Therefore, the Sub-Account Value for a Contract may be determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for that Sub-Account on that day.

    NET INVESTMENT FACTOR. The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing
(1) by (2) and subtracting (3) from the result, where:

(1) is the result of:

       a. the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

       b. the per share amount of any dividend or capital gain distributions made by the Fund to the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

       c. a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the Sub-Account.

(2) is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the last prior Valuation Period.

(3) is a factor representing the Mortality and Expense Risk Charge and the Administration Charge for the number of days in the Valuation Period.

TRANSFERS

    Prior to the Annuity Commencement Date, you may instruct us to transfer Contract Value between and among the Allocation Options. You must transfer at least $100, or if less, the entire amount in the Allocation Option each time you make a transfer. If after the transfer, the Contract Value remaining in any Allocation Option from which a transfer is made would be less than $100, then we will automatically transfer the entire Contract Value in that Allocation Option instead of the requested amount. We reserve the right to limit the number of transfers to no more than 12 per year. For each additional transfer over 12 during each Contract Year, we reserve the right to charge a Transfer Fee which will not exceed $25. The Transfer Fee, if any, will be deducted from the amount being transferred. (See "Charges and Deductions-- Transfer Fee".)

    Transfers involving a Guaranteed Account are subject to additional restrictions. The maximum amount that may be transferred from the Fixed Account during a Contract Year is the greater of: (1) $2,500, or (2) 25% of the Fixed Account Value. Transfers into the DCA Fixed Account are not permitted.

    Owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, facsimile transmission, or automated telephone system. The Company reserves the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason.

    We will send you a confirmation of all transfer requests communicated to Us by such non-written methods to ensure that they are genuine. We will require a form of personal identification prior to acting on non-written requests and We will record telephone requests. If we follow these procedures we will not be liable for any losses due to unauthorized or fraudulent transfer requests.

    RESERVATION OF RIGHTS. We reserve the right without prior notice to modify, restrict, suspend or eliminate the transfer privileges (including acceptance of non-written instructions) at any time, for any class of Contracts, for any reason. In particular, we reserve the right to not honor transfers requested by a third party holding a power of attorney from an Owner where that third party requests transfers during a single Valuation Period on behalf of the Owners of two or more Contracts.

    DOLLAR COST AVERAGING. If you elect at the time of application or at any time thereafter by Written Notice, You may systematically and automatically transfer, on a monthly or quarterly basis, specified dollar amounts from the DCA Fixed Account or any other Allocation Option to any Allocation Option (except that no transfers may be made into the DCA Fixed Account). The minimum amount per transfer is $100. This is known as the "dollar-cost averaging" method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. American Foundation Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

    Dollar cost averaging transfers may be made on the 1st through the 28th day of each month. If elected, transfers will commence on the next occurring day of the month that you select following our receipt of your instructions. If no day is selected, transfers will occur on the same day of the month as Your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. In states where, upon cancellation during the free look period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the free look period.

    We will process dollar cost averaging transfers until the earlier of the following: (1) the designated number of transfers have been completed, or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. Any time dollar cost averaging transfers end, all Contract Value remaining in the DCA Fixed Account will be transferred to the Fixed Account.

    Automatic transfers made to facilitate the dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if American Foundation Life elects to limit transfers or the designated number of free transfers in any Contract Year if the Company elects to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue offering the automatic transfers upon 30 days' written notice to the Owner.

    PORTFOLIO REBALANCING. At the time of application or at any time thereafter by Written Notice, you may instruct American Foundation Life to automatically transfer, on a quarterly, semi-annual or annual basis, your Variable Account Value between and among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account Value among such Sub-Accounts ("Portfolio Rebalancing"). Such percentage allocations must be in whole numbers and must allocate amounts only among the Sub-Accounts. No Variable Contract Value may be transferred to the Guaranteed Account as part of Portfolio Rebalancing. Unless you instruct otherwise when electing rebalancing, the percentage allocation of your Variable Account Value for Portfolio Rebalancing is based on your Purchase Payment allocation instructions in effect at the time of rebalancing. Any allocation instructions from you that differ from your current Purchase Payment allocation instructions, are deemed to be a request to change your Purchase Payment allocation.

    Once elected, Portfolio Rebalancing begins on the first quarterly, semi-annual or annual anniversary following election. You may change or terminate Portfolio Rebalancing by Written Notice, or by non-written communication methods if you have previously authorized us to accept such transfer requests by such methods. Portfolio Rebalancing transfers will not count as one of the 12 transfers during any Contract Year if the Company elects to limit transfers or the designated number of free transfers in any Contract Year if the Company elects to charge for transfers in excess of that number in any Contract Year. American Foundation Life reserves the right to discontinue Portfolio Rebalancing upon 30 days' written notice to the Owner.

SURRENDERS AND PARTIAL SURRENDERS

    PARTIAL SURRENDERS. At any time before the Annuity Commencement Date, an Owner may make a partial surrender of the Contract Value. The Company will withdraw the amount requested from the Contract Value as of the Valuation Period during which written notice requesting the partial surrender is received. Any applicable surrender charge will be deducted from the amount requested. (See "Surrender Charge".)

    In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

    The Owner may specify the amount of the partial surrender to be made from any of the Allocation Options. If the Owner does not so specify, or if the amount in the designated account(s) is inadequate to comply with the request, the partial surrender will be made from each Allocation Option based on the proportion that the value of each Allocation Option bears to the total Contract Value.

    A partial surrender may have federal income tax consequences. (See "Taxation of Partial and Full Surrenders".)

    SURRENDER. At any time before the Annuity Commencement Date, the Owner may request a surrender of the Contract for its Surrender Value. The Surrender Value will be determined as of the end of the Valuation Day on which written notice requesting surrender and the Contract are received at the Home Office. The Surrender Value will be paid in a lump sum unless the Owner requests payment under a payment option. A surrender may have federal income tax consequences. (See "Taxation of Partial and Full Surrenders".)

    SURRENDER AND PARTIAL SURRENDER RESTRICTIONS. The Owner's right to make surrenders and partial surrenders is subject to any restrictions imposed by applicable law or employee benefit plan.

    RESTRICTIONS ON DISTRIBUTIONS FROM CERTAIN TYPES OF CONTRACTS. There are certain restrictions on surrenders and partial surrenders of Contracts used as funding vehicles for Code Section 403(b) retirement plans. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of:
(1) contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988, (2) earnings on those contributions, and (3) earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability, or hardship. In addition, income attributable to salary reduction contributions may not be distributed in the case of hardship.

    SYSTEMATIC WITHDRAWALS. Currently, the company offers a systematic withdrawal plan. This plan allows you to pre-authorize periodic partial surrenders prior to the Annuity Commencement Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. In order to participate in the plan you must have:
(1) made an initial Purchase Payment of at least $12,000, or (2) a Surrender Value as of the previous Contract Anniversary equal to $12,000. There may be federal income tax consequences to systematic withdrawals from the Contract and the Owner should, therefore, consult with his or her tax advisor before participating in any systematic withdrawal plan. (See "Taxation of Partial and Full Surrenders".)

    When you elect systematic withdrawals, you will instruct American Foundation Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. The amount requested must be at least $100 per withdrawal. You may instruct us as to the Allocation Options from which the withdrawals should be made. If no instruction is given, the amount you request will be withdrawn from each Allocation Option based on the proportion that the value of each Allocation Option bears to the total Contract Value.

    We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units. If the amount to be withdrawn from an Allocation Option exceeds the value available, no further systematic withdrawal transactions will be processed.


    The maximum amount that can be withdrawn without a surrender charge under the plan each year, is the greater of (1) 10% of all Purchase Payments made, as of the date of the request, or (2) cumulative earnings calculated as of each Contract Anniversary. Unless you instruct us to reduce the monthly withdrawal amount so that the annual amount would not exceed the above limits, we will continue to process withdrawals for the designated monthly amount. Once the amount of the withdrawals exceeds the above limits, we reserve the right to deduct a surrender charge, if otherwise applicable, from the remaining payments made during that Contract Year. (See "Surrender Charge".)


    If you request a partial surrender that is not part of the systematic withdrawal plan in a year when the systematic withdrawal plan has been utilized, that partial surrender will be subject to any applicable surrender charge. (See "Surrender Charge".) Systematic withdrawals will terminate in the event that a non-systematic withdrawal plan partial surrender is made from a Contract participating in the plan and the Surrender Value after the partial surrender does not equal or exceed $12,000.

    Systematic withdrawals may be discontinued by the Owner at any time upon written request. We reserve the right to discontinue the systematic withdrawal plan upon written notice to you.

                             THE GUARANTEED ACCOUNT

    The Guaranteed Account has not been, and are not required to be, registered with the SEC under the Securities Act of 1933, and neither these accounts nor the Company's general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company's general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this prospectus are for the

Owner's information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

    The Fixed Account and the DCA Fixed Account are part of American Foundation Life's general account. The assets of American Foundation Life's general account support its insurance and annuity obligations and are subject to American Foundation Life's general liabilities from business operations. Since the Fixed Account and the DCA Fixed Account are part of the general account, American Foundation Life assumes the risk of investment gain or loss on this amount.

    You may allocate some or all of your Purchase Payments and may transfer some or all of your Contract Value to an account within the Guaranteed Account, except that transfers may not be made into the DCA Fixed Account. Amounts allocated or transferred to an account within the Guaranteed Account earn interest from the date the funds are credited to the account, or such other date as directed on the application we use to issue your Contract. The interest rate we apply to Purchase Payments and transfers will remain in effect for the Interest Guaranteed Period. The Interest Guaranteed Period for the Fixed Account and the DCA Fixed Account is one year.

    After an Interest Guaranteed Period expires, a new Interest Guaranteed Period will begin. The interest rate for the new Interest Guaranteed Period will be set by us and may not be the same as the interest rate then in effect for Purchase Payments or transfers for that account.

    We, in our sole discretion, establish interest rates for each account in the Guaranteed Account, but will not declare a rate which is less than an annual effective interest rate of 3.00%. Because American Foundation Life anticipates changing the current interest rates for accounts within the Guaranteed Account from time to time, allocations to accounts within the Guaranteed Account may be credited with different current interest rates. For the purposes of interest crediting, amounts deducted, transferred or withdrawn from the Guaranteed Account will be separately accounted for on a "first-in, first-out" (FIFO) basis.

    GUARANTEED ACCOUNT VALUE. The Guaranteed Account Value at any time is equal to the sum of: (1) Purchase Payments allocated to the Guaranteed Account; plus,
(2) amounts transferred into the Guaranteed Account; plus, (3) interest credited to the Guaranteed Account; minus, (4) amounts transferred out of the Guaranteed Account; minus, (5) the amount of any partial surrenders removed from the Guaranteed Account, including any surrender charges and applicable premium tax; minus, (6) fees deducted from the Guaranteed Account, including the contract maintenance fee.

                                 DEATH BENEFIT

    If any Owner dies before the Annuity Commencement Date and while this Contract is in force, the Company will pay a Death Benefit to the Beneficiary. In the case of certain Qualified Contracts, regulations promulgated by the Treasury Department prescribe certain limitations on the designation of a Beneficiary.

    The Death Benefit is determined as of the end of the Valuation Period in which due proof of death is received by us. The Death Benefit will depend upon the age of the Owner when he or she dies.

    If the Owner dies on or before his or her 90th birthday, the Death Benefit is the greatest of: (1) the Contract Value, (2) aggregate Purchase Payments made under the Contract reduced by any partial surrenders and any associated charges, or (3) the Maximum Anniversary Value. The Maximum Anniversary Value is the greatest Anniversary Value attained. The Anniversary Value is the sum of: (1) the Contract Value on a Contract Anniversary; plus (2) all Purchase Payments made since that Contract Anniversary; minus (3) any partial surrenders (and any associated charges) made since that Contract Anniversary. An Anniversary Value is determined for each Contract Anniversary through the earlier of: (1) the deceased Owner's 80th birthday, or (2) the date of that Owner's death.

    If the Owner dies after his or her 90th birthday, the Death Benefit is the Contract Value.

    Only one Death Benefit is payable under this Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner's death.

    The Death Benefit may be taken in one sum immediately. In this event, the Contract will terminate. If the Death Benefit is not taken in one sum immediately, then the entire interest in the Contract must be distributed under one of the following options:

    (1) the entire interest must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner's death, or

    (2) the entire interest must be distributed within 5 years of the Owner's death.

If the Beneficiary is the deceased Owner's spouse, then the surviving spouse may elect, in lieu of receiving the Death Benefit, to continue the Contract and become the new Owner. The surviving spouse may select a new Beneficiary. Upon this spouse's death, the Death Benefit will become payable to the new Beneficiary and must then be distributed to the new Beneficiary in one sum immediately or according to either paragraph (1) or (2) above.

    If any Owner is not an individual, the death of the Annuitant is treated as the death of an Owner.

                        SUSPENSION OR DELAY IN PAYMENTS

    Payments of a partial or full surrender of the Variable Account Value or Death Benefit are usually made within seven (7) calendar days. However, the Company may delay such payment of a partial or full surrender of the Variable Account Value or Death Benefit for any period in the following circumstances:

    1)  when the New York Stock Exchange is closed; or

    2)  when trading on the New York Stock Exchange is restricted; or

    3)  when an emergency exists (as determined by the SEC as a result of which
       (a) the disposal of securities in the Variable Account is not reasonably practicable, or (b) it is not reasonably practicable to determine fairly the value of the net assets of the Variable Account); or

    4)  when the SEC, by order, so permits for the protection of Owners.

    American Foundation Life further reserves the right to delay payment of a partial or full surrender of the Guaranteed Account Value for up to six months in those states where applicable law requires us to reserve such right.

                             CHARGES AND DEDUCTIONS

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

    GENERAL. No charge for sales expenses is deducted from Purchase Payments at the time Purchase Payments are paid. However, within certain time limits described below, a surrender charge (contingent deferred sales charge) is deducted from the Contract Value if a partial surrender or surrender is made before the Annuity Commencement Date. Currently, no surrender charge is applied when the Contract is annuitized under an available Annuity Option on the Annuity Commencement Date.

    CHARGE FOR PARTIAL OR FULL SURRENDER. The surrender charge is equal to the percentage of each Purchase Payment surrendered as specified in the table below. The surrender charge is separately calculated and applied to each Purchase Payment at any time that the Purchase Payment is surrendered. No such surrender charge applies to the Contract Value in excess of aggregate Purchase Payments. The surrender charge is calculated using the assumption that all Contract Value in excess of aggregate Purchase Payments is surrendered before any Purchase Payments and that Purchase Payments are surrendered on a first-in-first-out basis.

    The surrender charge is as follows:

                NUMBER OF FULL YEARS ELAPSED                    SURRENDER CHARGE AS A PERCENTAGE
                 BETWEEN THE DATE OF RECEIPT                      OF PURCHASE PAYMENT WITHDRAWN
         OF PURCHASE PAYMENT(S) & DATE OF SURRENDER                      IN A FULL YEAR
-------------------------------------------------------------  -----------------------------------
                         Less than 1                                               7%
                              1                                                    6%
                              2                                                    5%
                              3                                                    4%
                              4                                                    3%
                              5                                                    2%
                              6+                                                   0%

    The surrender charge is not applied to the payment of a Death Benefit. Currently, the surrender charge is not applied to systematic withdrawals made within the limits described in the "Systematic Withdrawals" section of this prospectus. (See "Death Benefits" and "Systematic Withdrawals.")

    Surrenders will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account Value.

    REDUCTION OR ELIMINATION OF SURRENDER CHARGE. Surrender charges may be decreased or waived on Contracts issued to a trustee, employer or similar entity pursuant to a retirement plan or when sales are made in a similar arrangement where offering the Contracts to a group of individuals under such a program results in saving of sales expenses. The entitlement to such a reduction in surrender charge will be determined by the Company.

    In addition, surrender charges are waived for a surrender or partial surrender of a Contract Value under Contracts issued to employees and registered representatives of any member of the selling group and their spouses and minor children, or to officers, directors, trustees or bona-fide full time employees of American Foundation Life or the investment advisers of any of the Funds or their affiliated companies (based upon the Owner's status at the time the Contract is purchased).

ADMINISTRATION CHARGES

    We will deduct an administration charge equal, on an annual basis, to .15% of the daily net asset value of each Sub-Account. This deduction is made to reimburse American Foundation Life for expenses incurred in the administration of the Contract and the Variable Account. The administration charge is deducted only from the Variable Account Value.

TRANSFER FEE

    Currently, there is no charge for transfers. American Foundation Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year. For the purpose of assessing the fee, each request would be considered to be one transfer, regardless of the number of Allocation Options affected by the transfer in one day. The fee would be deducted from the amount being transferred.

MORTALITY AND EXPENSE RISK CHARGE

    To compensate American Foundation Life for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge equal on an annual basis, to 1.25% of the average annual daily net assets of the Variable Account.

    The mortality risk American Foundation Life assumes is that Annuitant(s) may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each payee is assured that the Annuitant's longevity will not have an adverse effect on Annuity Income Payments received. The mortality risk that American Foundation Life assumes also includes a guarantee to pay a Death Benefit if an Owner dies before the Annuity Commencement Date. The expense risk that American Foundation Life assumes is the risk that the administration charge, contract maintenance fee and transfer fees may be insufficient to cover actual future expenses.


CONTRACT MAINTENANCE FEE


    Prior to the Annuity Commencement Date, the contract maintenance fee is $30 and is deducted from the Contract Value on each Contract Anniversary, and on any day that the Contract is surrendered, if such surrender occurs on any day other than the Contract Anniversary. The contract maintenance fee deduction will be apportioned among the Allocation Options in the same proportion as the value of each Allocation Option bears to the total Contract Value. The contract maintenance fee will be waived by American Foundation Life in the event that the Purchase Payments made adjusted for any partial surrenders, or the Contract Value, equals or exceeds $50,000 on the date(s) the contract maintenance fee is to be deducted.


    In addition, the contract maintenance fee may be reduced or waived for Contracts issued to employees and registered representatives of any member of the selling group and their spouses and minor children, or to officers, directors, trustees, or bona-fide full time employees of American Foundation Life or the investment advisers of any of the Funds or their affiliated companies (based upon the Owner's status at the time the Contract is purchased). Such waiver or reduction will only be made to the extent that American Foundation Life estimates that it will incur lower administrative expenses or perform fewer administrative services.

FUND EXPENSES

    The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses incurred by the Funds. For each Fund, an investment manager is paid a daily fee for its services. (See the prospectuses for the Funds, which accompany this Prospectus.)

PREMIUM TAXES

    Some states impose premium taxes at rates ranging up to 3.5%. The State of New York does not currently impose a premium tax on annuities. If premium taxes are applicable to your Contract, we will deduct them from your Contract by applying the premium tax rate to one of the following: your Purchase Payment(s), your surrender amount(s), your Death Benefit, or the amount applied to an Annuity Option.

OTHER TAXES

    Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. American Foundation Life may, however, make such a charge in the future if income or gains within the Variable Account will result in any federal income tax liability to American Foundation Life. Charges for other taxes attributable to the Variable Account, if any, may also be made.

                                ANNUITY OPTIONS


    The Annuity Commencement Date may not be later than the Annuitant's 90th birthday unless approved by American Foundation Life. Annuity Commencement Dates that occur at an advanced age for the Annuitant (E.G., past age 85), may, in certain circumstances, have adverse income tax consequences. (See "Federal Income Tax Matters".) Distributions from Qualified Contracts may be required before the Annuity Commencement Date. You may change the Annuity Commencement Date and the Annuity Option selected, but any such change must be by Written Notice received at the Administrative Office at least 30 days prior to the scheduled Annuity Commencement Date. On the Annuity Commencement Date we apply the Contract Value to the Annuity Option that you select. If you have not selected an Annuity Option by the Annuity Commencement Date, we apply Contract Value under Option 1--Payments for a 5 Year Certain Period. We reserve the right at any time to apply the Annuity Purchase Value rather than the Contract Value to the selected Annuity Option.


    The Annuity Options are fixed, which means that each Annuity Option will result in a guaranteed amount to be paid during the annuity period that is not in any way dependent upon the investment experience of the Variable Account.

    The following Annuity Options are currently being offered. Additional Annuity Options are offered for Qualified Contracts, however certain restrictions apply.

        Annuity Option 1--Payment for a Certain Period: Payments are made for any selected period of not less than 5 nor more than 30 years. The amount of each payment depends on the Annuity Purchase Value applied, the period selected and the monthly payment rates in effect on the Annuity Commencement Date.

        Annuity Option 2--Life Income with Payments for a Certain Period:
    Payments are made as long as the named Annuitant remains alive. In addition, regardless of when the named Annuitant dies, Payments will continue for the certain period selected, which may be up to 30 years. Payments stop at the end of the selected certain period or when the named Annuitant dies, whichever is later.

    After the death of the Annuitant, any remaining guaranteed payments shall be payable to the Beneficiary unless you specified otherwise before the Annuitant's death.

    MINIMUM AMOUNTS. We reserve the right, where permitted, to pay the total amount of this Contract in one lump sum, if less than $5,000, or, if monthly payments are less than $100, to make payments quarterly, semi-annually, or annually at our option. In some states, including New York, lower minimum amounts apply.

    If we have available at the time an Annuity Option is elected, options or payment rates on a more favorable basis than those guaranteed, the higher benefits shall apply.

ANNUITY INCOME PAYMENTS

    The company generally makes first payment under any Annuity Option one month following the Annuity Commencement Date. Subsequent payments are made in accordance with the manner of payment selected.

    The Annuity Option selected must result in each Annuity Income Payment being an amount at least equal to the minimum payment amount according to American Foundation Life's rules then in effect. If at any time such Payments are less than the minimum payment amount, we have the right to change the frequency to an interval resulting in a payment at least equal to the minimum. If any amount due is less than the minimum per year, we may make other arrangements that are equitable to the Payee.

    Once Annuity Income Payments have commenced, no surrender of the Contract may be made.

DEATH OF ANNUITANT OR OWNER AFTER ANNUITY COMMENCEMENT DATE

    In the event that any Owner dies on or after the Annuity Commencement Date, the Beneficiary becomes the new Owner. If any Owner or Annuitant dies on or after the Annuity Commencement Date and before all the Annuity Income Payments under the Annuity Option selected have been paid, any remaining portion of such Payments will be paid out at least as fast as under the Annuity Option in effect when the Owner or Annuitant died.

                            YIELDS AND TOTAL RETURNS


    From time to time, American Foundation Life may advertise or include in sales literature yields, effective yields, and total returns for the Sub-Accounts. THESE FIGURES ARE BASED ON HISTORIC RESULTS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. The Funds have been in existence prior to the commencement of the offering of the Contract described in this prospectus, and prior to the investment by the Sub-Accounts in such Funds. The Variable Account may advertise or include in sales literature the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the commencement of the offering of the Contract and the investments by the Sub-Accounts is calculated as if the Contract had been offered during those periods and the Sub-Account had invested in those Funds during those periods, using current charges and expenses. In addition, such performance information is accompanied by standardized versions of average annual total returns (discussed below) for the Sub-Accounts. American Foundation Life also may, from time to time, advertise or include in sales literature Sub-Account performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.


    Yields, effective yields, and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The Funds' performance also reflects the Funds' expenses. Certain of the expenses of each Fund may be reimbursed by the investment manager. (See the Prospectuses for the Funds.)

    The yield of the PIC Money Market Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The effective yield is calculated similarly, but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

    The yield of a Sub-Account (except the PIC Money Market Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.

    The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time. Average annual return refers to total return quotations that are annualized based on an average return over various periods of time.

    The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which the quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Sub-Account (including any Surrender Charge that would apply if an Owner terminated the Contract at the end of each period indicated, but excluding any deductions for premium taxes).

    In addition to the standard version of average annual total return described above, total return performance information computed on two different non-standard bases may be used in advertisements or sales literature. Average annual total return information may be presented, computed on the same basis as the standard version except deductions will include neither the surrender charge nor the Contract maintenance fee. In addition, American Foundation Life may from time to time disclose average annual total return in other non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts.

    American Foundation Life may, from time to time, also disclose yield, standard average annual total returns, and non-standard total returns for the Funds.

    Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

    In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research Data Service ("VARDS"), and Morningstar Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

    Lipper and Morningstar rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, Morningstar and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

    Advertising and sales literature may also compare the performance of each Sub-Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

    American Foundation Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

    All income and capital gains derived from Sub-Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Fund's investment experience is positive.

                              FEDERAL TAX MATTERS

INTRODUCTION

    The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Code, Treasury regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

    This discussion does not address state or local tax consequences associated with the purchase of the Contract. In addition, American Foundation Life MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT--FEDERAL, STATE OR LOCAL--OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

THE COMPANY'S TAX STATUS

    American Foundation Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a Contract. American Foundation Life does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Variable Account, and therefore does not intend to make provision for any such taxes. If American Foundation Life is taxed on investment income or capital gains of the Variable Account, then American Foundation Life may impose a charge against the Variable Account in order to make provision for such taxes.

                        TAXATION OF ANNUITIES IN GENERAL

TAX DEFERRAL DURING ACCUMULATION PERIOD

    Under existing provisions of the Code, except as described below, any increase in an Owner's Contract Value is generally not taxable to the Owner until received, either in the form of annuity payments as contemplated by the Contracts, or in some other form of distribution. However, this rule applies only if (1) the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations, (2) the Company, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes, and (3) the Owner is an individual (or an individual is treated as the Owner for tax purposes).

    DIVERSIFICATION REQUIREMENTS. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified." If the Variable Account fails to comply with these diversification standards, the Contract will not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Contact Value over the premiums paid for the Contact. American Foundation Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

    OWNERSHIP TREATMENT. In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includable in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury

Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts of a segregated asset account without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

    The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. For example, the owner of this Contract has the choice of more Allocation Options to which to allocate Purchase Payments and Variable Account values, and may be able to transfer among Allocation Options more frequently than in such rulings. These differences could result in the Owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, the Company does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. American Foundation Life therefore reserves the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance such efforts would be successful.

    NON-NATURAL OWNER. As a general rule, Contracts held by "non-natural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the Contract during the taxable year. There are several exceptions to this general rule for non-natural Owners. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

    In addition, exceptions to the general rule for non-natural Owners will apply with respect to (1) Contracts acquired by an estate of a decedent by reason of the death of the decedent, (2) certain Qualified Contracts, (3) Contracts purchased by employers upon the termination of certain Qualified Plans, (4) certain Contracts used in connection with structured settlement agreements, and (5) Contracts purchased with a single purchase payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

    DELAYED ANNUITY COMMENCEMENT DATES. If the Contract's Annuity Commencement Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (E.G., past age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includable in the Owner's income.

    The remainder of this discussion assumes that the Contract will be treated as an annuity contract for federal income tax purposes.

TAXATION OF PARTIAL AND FULL SURRENDERS

    In the case of a partial surrender, amounts received generally are includable in income to the extent the Owner's Contract Value before the surrender exceeds his or her "investment in the contract." In the case of a full surrender, amounts received are includable in income to the extent they exceed the "investment in the contract." For these purposes, the investment in the contract at any time equals the total of the Purchase Payments made under the Contract to that time (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts) less any amounts previously received from the Contract which were not included in income. Partial and full surrenders may be subject to a 10% penalty tax. (See "Penalty on

Premature Distributions".) Partial and full surrenders also may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding".) In addition, in the case of partial and full surrenders from certain Qualified Plans, mandatory withholding requirements may apply, unless a "direct rollover" of the amount surrendered is made. (See "Direct Rollovers".)

    Under the Waiver of Surrender Charges provision of the Contract, amounts distributed may not be subject to Surrender Charges if the Owner has a terminal illness or if the Owner enters, for a period of at least 90 days, certain nursing home facilities. Such distributions will be treated as surrenders for federal tax purposes.

    The Contract provides a Death Benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. As described elsewhere in this Prospectus, the Company imposes certain charges with respect to the Death Benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a partial surrender of the Contract.

TAXATION OF ANNUITY PAYMENTS

    Normally, the portion of each Annuity Income Payment taxable as ordinary income is equal to the excess of the payment over the exclusion amount. The exclusion amount is the amount determined by multiplying (1) the payment by (2) the ratio of the investment in the contract, adjusted for any period certain or refund feature, to the total expected amount of Annuity Income Payments for the term of the Contract (determined under Treasury Department regulations). Annuity Income Payments may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding".) In addition, in the case of Annuity Income Payments from certain Qualified Plans, mandatory withholding requirements may apply, unless a "direct rollover" of such Annuity Income Payments is made. (See "Direct Rollovers".) A simplified method of determining the taxable portion of Annuity Income Payments applies to certain Qualified Contracts.

    Once the total amount of the investment in the Contract is excluded using this ratio, Annuity Income Payments will be fully taxable. If Annuity Income Payments cease because of the death of the Annuitant and before the total amount of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction.

    There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax advisor should be consulted in those situations.

TAXATION OF DEATH BENEFIT PROCEEDS

    Prior to the Annuity Commencement Date, amounts may be distributed from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such Death Benefit proceeds are includable in income as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above, or (2) if distributed under an Annuity Option, they are taxed in the same manner as Annuity Income Payments, as described above. After the Annuity Commencement Date, where a guaranteed period exists under an Annuity Option, and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includable in income as follows: (1) if received in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time, or (2) if distributed in accordance with the existing Annuity Option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all Annuity Income Payments thereafter are fully includable in income.

    Proceeds payable on death may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding".) In addition, in the case of such proceeds from certain Qualified Plans, mandatory withholding requirements may apply, unless a "direct rollover" of such proceeds is made. (See "Direct Rollovers".)

ASSIGNMENTS, PLEDGES, AND GRATUITOUS TRANSFERS

    Other than in the case of Contracts issued in connection with certain Qualified Plans (which generally cannot be assigned or pledged), any assignment or pledge (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be taxed on the difference between his or her Contract Value and the investment in the contract at the time of transfer. In such case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

PENALTY TAX ON PREMATURE DISTRIBUTIONS

    Where a Contract has not been issued in connection with a Qualified Plan, there generally is a 10% penalty tax on the amount of any payment from the Contract that is includable in income unless the payment is: (a) received on or after the Owner reaches age 59 1/2; (b) attributable to the Owner's becoming disabled (as defined in the tax law); (c) made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law); (d) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and a designated beneficiary (as defined in the tax law), or (e) made under a Contract purchased with a single Purchase Payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period. (Similar rules, discussed below, apply in the case of certain Contracts issued in connection with Qualified Plans.)

AGGREGATION OF CONTRACTS

    In certain circumstances, the amount of an Annuity Income Payment or a surrender from a Contract that is includable in income may be determined by combining some or all of the annuity contracts owned by an individual not issued in connection with Qualified Plans. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity issued by American Foundation Life, the IRS may treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment not received as an annuity (including surrenders prior to the Annuity Commencement Date) is includable in income. The effects of such aggregation are not clear; however, it could affect the amount of a withdrawal or an annuity payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

LOSS OF INTEREST DEDUCTION WHERE CONTRACT IS HELD BY OR FOR THE BENEFIT OF CERTAIN NON-NATURAL PERSONS

    In the case of Contracts issued after June 8, 1997 to a non-natural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, recent changes in the tax law may result in otherwise deductible interest no longer being deductible by the entity, regardless of whether the income on such Contracts is treated as ordinary income that is received or accrued by the owner during the taxable year. Entities that are considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax adviser.

                           QUALIFIED RETIREMENT PLANS

IN GENERAL

    The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, no attempt is made in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans.


    The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, both the amount of the contribution that may be made, and the tax deduction or exclusion that the Owner may claim for such contribution, are limited under Qualified Plans and vary with the type of plan. Also, for full surrenders, partial surrenders and Annuity Income Payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Similarly, loans from Qualified Contracts, where available, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (Owners should always consult their tax advisors and retirement plan fiduciaries prior to exercising any loan privileges that are available.)


    If this Contract is used in connection with a Qualified Plan, the Owner and Annuitant must be the same individual. In addition, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. In the case of Individual Retirement Accounts or Annuities ("IRAs"), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires.

    There may be a 10% penalty tax on the taxable amount of payments from certain Qualified Contracts. There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the penalty tax does not apply to a payment (a) received on or after the Owner reaches age 59 1/2, (b) received on or after the Owner's death or because of the Owner's disability (as defined in the tax law), or (c) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and his designated beneficiary (as defined in the tax law). These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under sections 401 and 403, exception "c" above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs taken after December 31, 1997 which are used for qualified first time home purchases or for higher education expenses. Special conditions must be met for these two exceptions to the penalty tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax adviser.

    When issued in connection with a Qualified Plan, a Contract will be amended as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, the Company shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless the Company consents.

    Following are brief descriptions of various types of Qualified Plans in connection with which the Company may issue a Contract.

    INDIVIDUAL RETIREMENT ACCOUNTS AND ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, subject to the direct rollover and mandatory withholding requirements (discussed below), distributions from certain Qualified Plans may be "rolled over" on a tax-deferred basis into an IRA. The Contract may not, however, be used in connection with an "Education IRA" under Section 530 of the Code, or as a "SIMPLE IRA" under Section 408(p) of the Code.

    IRAs generally may not invest in life insurance contracts, but an annuity that is purchased by, or used as, an IRA may provide a death benefit that equals the greater of the premiums paid and the contract's cash value. The Contract provides a Death Benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that the Death Benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Contract would not be viewed as satisfying the requirements of an IRA.

    CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. The Contract provides a Death Benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such Death Benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to participants. Employers intending to use the Contract in connection with such plans should seek competent advice.

    SECTION 403(b) POLICIES. Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. Purchasers of the Contracts for use as a "Section 403(b) Policy" should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with such Contracts. In particular, purchasers and their advisers should consider that the Contract provides a Death Benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such Death Benefit could be characterized as an incidental death benefit. If the Death Benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under a Section 403(b) Policy. Even if the Death Benefit under the Contract were characterized as an incidental death benefit, it is unlikely to violate those limits unless the purchaser also purchases a life insurance contract as part of his or her Section 403(b) Policy.

    Section 403(b) Policies contain restrictions on withdrawals of (i) contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988. These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, become disabled, or in the case of hardship. Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon can not be distributed on account of hardship. (These limitations on withdrawals do not apply to the extent the Company is directed to transfer some or all of the Contract Value to the issuer of another Section 403(b) Policy or into a Section 403(b)(7) custodial account.)

    DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts in connection with such plans should seek competent advice.

DIRECT ROLLOVERS

    If your Contract is used in connection with a pension, profit-sharing, or annuity plan qualified under sections 401(a) or 403(a) of the Code, or is a
Section 403(b) Policy, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under section 401(a) of the Code, qualified annuity plan under section 403(a) of the Code, or section 403(b) annuity or custodial account, excluding certain amounts (such as minimum distributions required under section 401(a)(9) of the Code and distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more).

    Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

                         FEDERAL INCOME TAX WITHHOLDING

    American Foundation Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies American Foundation Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, American Foundation Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, the withholding rate applicable to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Commencement Date) is 10%. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

                                GENERAL MATTERS

MODIFICATION

    No one is authorized to modify or waive any term or provision of this Contract unless we agree to the modification or waiver in writing and it is signed by our President, Vice-President or Secretary. We reserve the right to change or modify the provisions of this Contract to conform to any applicable laws, rules or regulations issued by a government agency. Where required, we will obtain all necessary approvals, including that of the Owner.

REPORTS

    At least annually, we will send to you at the address contained in our records a report showing the current Contract Value, the current value of your Allocation Options, your current investment allocation and any other information required by law.

INQUIRIES

    Inquiries regarding a Contract may be made by writing to American Foundation Life at the Administrative Office.

                         DISTRIBUTION OF THE CONTRACTS

    The Contracts will be offered on a continuous basis and American Foundation Life does not anticipate discontinuing the offering of the Contracts. Nevertheless, American Foundation Life reserves the right to discontinue the offering at any time. Investment Distributors, Inc. serves as principal underwriter (as defined in the 1940 Act) for the Contracts. Investment Distributors, Inc. has agreed to use its best efforts to sell the Contracts. Investment Distributors, Inc., is a wholly-owned subsidiary of Protective Life Corporation and has the same address as American Foundation Life. Applications for Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell American Foundation Life's Contracts and who are also registered representatives of broker/dealers having a distribution agreement with Investment Distributors, Inc. or broker/dealers having a distribution agreement with such broker/dealer. Investment Distributors, Inc. is an affiliate of American Foundation Life Insurance Company and is registered with the SEC under the Securities Exchange Act of 1934 as a broker/dealer. Investment Distributors, Inc. is a member of the National Association of Securities Dealers, Inc. The maximum commission American Foundation Life will pay is 7.0% of the Purchase Payments for the sale of a Contract, not including subsequent asset-based commissions.


                           PREPARATION FOR YEAR 2000



    Older computer hardware and software often denote the year using two digits rather than four; for example, the year 1997 often is denoted by such hardware and software as "97." It is probable that such hardware and software will malfunction when calculations involving the year 2000 are attempted because the hardware and/or software will interpret "00" as representing the year 1900 rather than the year 2000. This "Year 2000" issue potentially affects all individuals and companies (including Protective, its customers, business partners, suppliers, banks, custodians and administrators) who rely on computers or devices containing computer chips.



    Protective Life, on behalf of itself and its affiliates, has developed and is implementing a Year 2000 transition plan intended to identify and modify or replace primary hardware and/or software systems on which it relies that have a Year 2000 issue. Protective is also developing and implementing a plan to identify and modify or replace secondary hardware and/or software systems on which it relies that have a Year 2000 issue. Substantial resources are being devoted to this effort; however the costs to develop and implement these plans are not expected to be material. Protective is also confirming that its service providers are implementing plans to identify and modify or replace their systems that have a Year 2000 issue.



    Protective currently anticipates that its systems will be able to process transactions dated beyond 1999 on or before December 31, 1999. There can be no assurance, however, that Protective's efforts will be successful, that interaction with other service providers with Year 2000 issues will not impair Protective's operations, or that the Year 2000 issue will not otherwise adversely affect Protective.


                               LEGAL PROCEEDINGS

    There are at present no legal proceedings to which the Variable Account is a party or the assets of the Variable Account are subject. American Foundation Life is involved in pending and threatened proceedings in which claims for monetary damages or penalties may be asserted. Management, after consultation with legal counsel, does not believe that such proceedings are material, nor does it anticipate the ultimate liability arising from any such proceeding would be material, to American Foundation Life in relation to its total assets. Such proceedings are not related to the Variable Account.

                                 VOTING RIGHTS

    In accordance with its view of applicable law, American Foundation Life will vote the Fund shares held in the Variable Account at special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or American Foundation Life determines that it is allowed to vote such shares in its own right, it may elect to do so.

    The number of votes which are available to an Owner will be calculated separately for each Sub-Account of the Variable Account, and may include fractional votes. The number of votes attributable to a Sub-Account will be determined by applying an Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub-Account to which the Variable Account Value is allocated. The Owner has voting interest only prior to the Annuity Commencement Date.

    The number of votes which are available to the Owner will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

    Shares as to which no timely instructions are received and shares held by American Foundation Life in a Sub-Account as to which no Owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Sub-Account. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast on that item.

    Each person having a voting interest in a Sub-Account will receive proxy materials, reports, and other material relating to the appropriate Fund.

                              FINANCIAL STATEMENTS

    The audited balance sheets for American Foundation Life as of December 31, 1997 and 1996 and the related statements of income, stockholder's equity, and cash flows for the three years in the period ended December 31, 1997 and the related financial statement schedules as well as the Report of Independent Accountants are contained in the Statement of Additional Information.

    No financial statements for the Variable Account have been provided because, as of the date of this prospectus, the Variable Account had not yet commenced operations.

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ADDITIONAL CONTRACT PROVISIONS............................................     3

  The Contract............................................................     3

  Error in Age or Sex.....................................................     3

  Incontestability........................................................     3

  Non-Participation.......................................................     3

  Assignment..............................................................     3

CALCULATION OF YIELDS AND TOTAL RETURNS...................................     3

  PIC Money Market Sub-Account Yield......................................     4

  Other Sub-Account Yields................................................     5

  Average Annual Total Returns............................................     5

  Other Total Returns.....................................................     6

  Effect of the Contract Maintenance Fee on Performance Data..............     6

SAFEKEEPING OF ACCOUNT ASSETS.............................................     7

STATE REGULATION..........................................................     7

RECORDS AND REPORTS.......................................................     7

LEGAL MATTERS.............................................................     7

EXPERTS...................................................................     7

OTHER INFORMATION.........................................................     7

FINANCIAL STATEMENTS......................................................     8

                                     PART B
                       INFORMATION REQUIRED TO BE IN THE
                      STATEMENT OF ADDITIONAL INFORMATION

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY
                             2801 Highway 280 South
                           Birmingham, Alabama 35223
                           Telephone: (800) 456-6330

                      STATEMENT OF ADDITIONAL INFORMATION
               VARIABLE ANNUITY ACCOUNT A OF AMERICAN FOUNDATION
                          INDIVIDUAL FLEXIBLE PREMIUM
                  DEFERRED VARIABLE AND FIXED ANNUITY CONTRACT

    This Statement of Additional Information contains information in addition to the information described in the Prospectus for the individual flexible premium deferred variable and fixed annuity contract (the "Contract") offered by American Foundation Life Insurance Company. This Statement of Additional Information is not a Prospectus. It should be read only in conjunction with the Prospectuses for the Contract and the Funds. The Prospectus is dated the same as this Statement of Additional Information. You may obtain a copy of the Prospectus by writing or calling us at our address or phone number shown above.

      THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS MAY   , 1998

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                            -----------
ADDITIONAL CONTRACT PROVISIONS............................................................................           3

  The Contract............................................................................................           3

  Error in Age or Sex.....................................................................................           3

  Incontestability........................................................................................           3

  Non-Participation.......................................................................................           3

  Assignment..............................................................................................           3

CALCULATION OF YIELDS AND TOTAL RETURNS...................................................................           3

  PIC Money Market Sub-Account Yield......................................................................           4

  Other Sub-Account Yields................................................................................           5

  Average Annual Total Returns............................................................................           5

  Other Total Returns.....................................................................................           6

  Effect of the Contract Maintenance Fee on Performance Data..............................................           6

SAFEKEEPING OF ACCOUNT ASSETS.............................................................................           7

STATE REGULATION..........................................................................................           7

RECORDS AND REPORTS.......................................................................................           7

LEGAL MATTERS.............................................................................................           7

EXPERTS...................................................................................................           7

OTHER INFORMATION.........................................................................................           7

FINANCIAL STATEMENTS......................................................................................           8

                         ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT

    The Contract and its attachments, including the copy of your Application and any endorsements, riders and amendments, constitute the entire agreement between you and us. All statements in the Application shall be considered representations and not warranties. The terms and provisions of this Contract are to be interpreted in accordance with the Internal Revenue Code of 1986, as amended (the "Code") and applicable regulations.

ERROR IN AGE OR SEX

    When a benefit of the Contract is contingent upon any person's age or sex, we may require proof of such. We may suspend payments until proof is provided. When we receive satisfactory proof, we will make the payments which were due during the period of suspension.

    If, after proof of age and sex is furnished it is determined that the information in the Application was not correct, we will adjust any benefit under the Contract to that which would be payable based upon the correct age and sex. If we have underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from any current or future payment due under the Contract. Underpayments and overpayments will bear interest at an annual effective interest rate of 3%.

INCONTESTABILITY

    We shall not contest the Contract.

NON-PARTICIPATION

    The Contract is not eligible for dividends and will not participate in American Foundation Life's surplus or profits.

ASSIGNMENT

    You have the right to assign the Contract if it is a Non-Qualified Contract. We do not assume responsibility for the assignment. Any claim made under an assignment is subject to proof of the nature and extent of the assignee's interest prior to payment by us. Assignments have federal income tax consequences. (See "Assignments, Pledges and Gratuitous Transfers" in the prospectus.)

    All instructions and requests to change or assign the Contract must be in writing in a form acceptable to us, and signed by the Owner(s). The instruction, change or assignment will relate back to and take effect on the date it was signed, except we will not be responsible for following any instruction or making any change or assignment before we receive it.

                    CALCULATION OF YIELDS AND TOTAL RETURNS

    From time to time, American Foundation Life may disclose yields, total returns, and other performance data pertaining to the Contracts for a Sub-Account. Such performance data will be computed or accompanied by performance data computed, in accordance with the standards defined by the Securities and Exchange Commission ("SEC").

    Because of the charges and deductions imposed under a Contract, yields for the Sub-Accounts will be lower than the yields for their respective Funds. The calculations of yields, total returns, and other performance data do not reflect the effect of premium tax that may be applicable to a particular Contract. Premium tax rates currently range from 0% to 3.50% based on the state in which the Contract is sold. Currently, New York does not impose a premium tax.

PIC MONEY MARKET SUB-ACCOUNT YIELD

    From time to time, advertisements and sales literature may quote the current annualized yield of the PIC Money Market Sub-Account for a seven-day period in a manner which does not take into consideration any realized or unrealized gain, or losses on shares of the PIC Money Market Fund or on its portfolio securities.

    This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven day period in value of a hypothetical account under a Contract having a balance of 1 Accumulation Unit of the PIC Money Market Sub-Account at the beginning of the period, dividing such net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: 1) net income from the PIC Money Market Fund attributable to the hypothetical account, and 2) charges and deductions imposed under the Contract attributable to the hypothetical account. The charges and deductions reflect the per unit charges for the hypothetical account for: 1) the annual contract maintenance fee, 2) administration charge, and 3) the mortality and expense risk charge. For purposes of calculating current yields for a Contract, an average per unit contract maintenance fee is used based on the $30 contract maintenance fee deducted at the end of each Contract Year. Current yield will be calculated according to the following formula:

    Current Yield = ((NCS-ES)/UV) X (365/7)

WHERE:
       NCS   the net change in the value of the Fund (exclusive of unrealized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical Account having a balance of 1
               Sub-Account Accumulation Unit.
        ES   per unit expenses attributable to the hypothetical account for the seven-day period.
        UV   The Accumulation Unit value as of the end of the last day of the prior seven-day period.

    The effective yield of the PIC Money Market Sub-Account determined on a compounded basis for the same seven-day period may also be quoted.

    The effective yield is calculated by compounding the unannualized base period return according to the following formula:

    Effective Yield = (1 + ((NCS-ES)/UV))to the power of "365/7" - 1

WHERE:
       NCS   the net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation)
               for the seven-day period attributable to a hypothetical account having a balance of 1 Sub-Account Accumulation Unit.
        ES   per Accumulation Unit expenses attributable to the hypothetical account for the seven-day period.
        UV   the Accumulation Unit value as of the end of the last day of the prior seven-day period.

    Because of the charges and deductions imposed under the Contract, the current and effective yields for the PIC Money Market Sub-Account will be lower than such yields for the PIC Money Market Fund.

    The current and effective yields on amounts held in the PIC Money Market Sub-Account normally will fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The PIC Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the PIC Money Market Fund, the types of quality of portfolio securities held by the PIC Money Market Fund and the PIC Money Market Fund's operating expenses. Yields on amounts held in the PIC Money Market Sub-Account may also be presented for periods other than a seven day period.

OTHER SUB-ACCOUNT YIELDS

    From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Sub-Accounts (except the PIC Money Market Sub-Account) for a Contract for 30-day or one-month periods. The annualized yield of a Sub-Account refers to income generated by the Sub-Account over a specific 30 day or one month period. Because the yield is annualized, the yield generated by a Sub-Account during a 30-day or one-month period is assumed to be generated each period over a 12-month period.

    The yield is computed by: 1) dividing the net investment income of the Fund attributable to the Sub-Account Accumulation Units, less Sub-Account expenses for the period; by 2) the maximum offering price per Accumulation Unit on the last day of the period times the daily average number of units outstanding for the period; by 3) compounding that yield for a six-month period; and by 4) multiplying that result by 2. Expenses attributable to the Sub-Account include the annual contract maintenance fee, the administration charge and the mortality and expense risk charge. The yield calculation assumes an contract maintenance fee of $30 per year per Contract deducted at the end of each Contract Year. For purposes of calculating the 30-day (or one-month yield), an average administration fee per dollar of Contract value in the Variable Account is used to determine the amount of the charge attributable to the Sub-Account for the 30-day or one-month period. The 30 day or one month yield is calculated according to the following formula:

    Yield = 2 X [(((N1-ES)/(U X UV)) + 1)to the power of 6 - 1]

WHERE:
        N1   net income of the Fund for the 30 day or one month period attributable to the
               Sub-Account Accumulation Units.
        ES   expenses of the Sub-Account for the 30 day or one month period.
         U   the average number of Accumulation Units outstanding.
        UV   the Accumulation Unit value as ofthe end of the last day in the 30 day or one month period.

    Because of the charges and deductions imposed under the Contracts, the yield for the Sub-Account will be lower than the yield for the corresponding Fund.

    The yield on the amounts held in the Sub-Accounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Sub-Account's actual yield is affected by the types and quality of portfolio securities held by the corresponding Fund and its operating expenses.

    Yield calculations do not take into account the surrender charge under the Contract equal to 2% to 7% of Purchase Payments made during the six years prior to the surrender (including the year in which the surrender is made) on amounts surrendered under the Contract.

AVERAGE ANNUAL TOTAL RETURNS

    From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Sub-Accounts for various periods of time.

    When a Sub-Account invests in a Fund that has been in operation for less than 10 years, American Foundation Life may include standard average annual total return figures measured from the date that such Fund began operations. When a Sub-Account invests in a Fund that has been in operation for 1, 5, and 10 years, respectively, the Company will provide standard annual total return for these periods. Average annual total returns for other periods of time may, from time to time, also be disclosed.

    Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the Surrender Value of that investment as of the last day of each of the periods. The ending date of each period for which total return quotations are provided will generally be for the most recent month-end practicable considering the type and media of the communication and will be stated in the communication.

    Average annual total returns will be calculated using Sub-Account unit values computed on each Valuation Day based on the performance of the Sub-Account's underlying Fund, the deductions for the mortality and expense risk charge and the administration charge. The average annual total return calculation also assumes that the contract maintenance fee is $30 per year per contract deducted at the end of each Contract Year. For purposes of calculating standard average annual total return, an average per dollar contract maintenance fee attributable to the hypothetical account for the period for the quotation standard average annual total returns will therefore reflect a deduction of the surrender charge for any period less than eight years. The total return will then be calculated according to the following formula:

    TR = (ERV/P)to the power of 1/N - 1

WHERE:
        TR           =  the average annual total return net of Sub-Account recurring charges.
       ERV           =  the ending redeemable value (net of any applicable surrender charge) of the hypothetical account at the end of the period.
         P           =  a hypothetical single purchase payment of $1,000.
         N           =  the number of years in the period.

OTHER TOTAL RETURNS

    From time to time, sales literature or advertisements may also quote average annual total returns that do not reflect the surrender charge and in certain cases the contract maintenance fee may be assumed to be waived. These are calculated in exactly the same way as standard average annual total returns described above, except that the ending Surrender Value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered and in certain cases the contract maintenance fee may be assumed to be waived.

    American Foundation Life may disclose cumulative total returns in conjunction with the standard formats described above. The cumulative total returns will be calculated using the following formula:

    CTR = (ERV/P) - 1

WHERE:
       CTR           =  The cumulative total return net of Sub-Account recurring charges for the period.
       ERV           =  The ending redeemable value of the hypothetical investment at the end of the period. (In certain cases the Contract maintenance fee may be assumed to be waived.)
         P           =  A hypothetical single Purchase Payment of $1,000.

EFFECT OF THE CONTRACT MAINTENANCE FEE ON PERFORMANCE DATA

    The Contract provides for a $30 annual contract maintenance fee to be deducted annually at the end of each Contract Year or upon a full surrender. For purposes of reflecting the contract maintenance fee in yield and total return quotations, the annual charge is converted into a per dollar per day charge based on the average Variable Account Value of all Contracts on the last day of the period for which quotations are provided. The per-dollar per-day average charge is then adjusted to reflect the basis upon which the particular quotation is calculated.

                         SAFEKEEPING OF ACCOUNT ASSETS

    Title to the assets of the Variable Account are held by American Foundation Life. The assets are kept physically segregated and held separate and apart from the Company's general account assets and from the assets in any other separate account.

    Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

    The officers and employees of American Foundation Life are covered by an insurance company blanket bond issued in the amount of $15 million dollars. The bond insures against dishonest and fraudulent acts of officers and employees.

                                STATE REGULATION

    American Foundation Life is subject to regulation and supervision by the Department of Insurance of the State of Alabama which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. A copy of the Contract form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Contracts are sold. American Foundation Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

                              RECORDS AND REPORTS

    American Foundation Life will maintain all records and accounts relating to the Variable Account. As presently required by the 1940 Act and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Owner(s) periodically at the last known address.

                                 LEGAL MATTERS

    Sutherland, Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

                                    EXPERTS


    The balance sheets for American Foundation Life as of December 31, 1997 and 1996 and the related statements of income, stockholder's equity, and cash flows for the three years in the period ended December 31, 1997 and the related financial statement schedules included in this Statement of Additional Information have been included herein in reliance on the report of Coopers & Lybrand LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.


                               OTHER INFORMATION


    A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, N.W., Washington, DC 20549.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants.....................................................        F-2

Statements of Income for the years ended December 31, 1997, 1996, and 1995............        F-3

Balance Sheets as of December 31, 1997 and 1996.......................................        F-4

Statements of Stockholders' Equity for the years ended December 31, 1997, 1996, and
  1995................................................................................        F-5

Statements of Cash Flows for the years ended December 31, 1997, 1996, and 1995........        F-6

Notes to Financial Statements.........................................................        F-7

Financial Statement Schedules:

  Schedule III -- Supplementary Insurance Information.................................        S-1

  Schedule IV -- Reinsurance..........................................................        S-2

    All other schedules to the financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Stockholders
American Foundation Life Insurance Company
Birmingham, Alabama


    We have audited the financial statements and financial statement schedules of American Foundation Life Insurance Company listed in the index on page F-1 of this Form N-4. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Foundation Life Insurance Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

                                          COOPERS & LYBRAND L.L.P.

February 11, 1998
Birmingham, Alabama

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

                              STATEMENTS OF INCOME

                        FOR THE YEARS ENDED DECEMBER 31

                                                                          1997           1996           1995
                                                                      -------------  -------------  -------------
REVENUES
  Premiums and policy fees (net of reinsurance ceded:
    1997-$3,010,990; 1996-$2,768,199; 1995-$2,620,919)..............  $   8,415,833  $   9,458,003  $   6,925,097
  Net investment income.............................................      6,233,845      6,611,489      5,507,867
  Realized investment gains (losses)................................        (59,889)       (28,070)       838,977
  Other income......................................................          8,718          2,406             (8)
                                                                      -------------  -------------  -------------
    Total revenues..................................................     14,598,507     16,043,828     13,271,933
                                                                      -------------  -------------  -------------
BENEFITS AND EXPENSES
  Benefits and settlement expenses (net of reinsurance
    ceded: 1997-$4,430,527; 1996-$4,031,931; 1995-$2,997,130).......      9,075,762      9,675,240      6,347,405
  Amortization of deferred policy acquisition costs.................        320,288        346,710        444,570
  Other operating expenses (net of reinsurance ceded:
    1997-$60,900; 1996-$75,843; 1995-$88,551).......................      2,406,314      2,361,076      2,296,628
                                                                      -------------  -------------  -------------
    Total benefits and expenses.....................................     11,802,364     12,383,026      9,088,603
                                                                      -------------  -------------  -------------
INCOME BEFORE INCOME TAX............................................      2,796,143      3,660,802      4,183,330
                                                                      -------------  -------------  -------------
INCOME TAX EXPENSE (BENEFIT)
  Current...........................................................        548,581      1,743,864      1,193,221
  Deferred..........................................................        402,108       (499,191)       229,111
                                                                      -------------  -------------  -------------
    Total income tax expense........................................        950,689      1,244,673      1,422,332
                                                                      -------------  -------------  -------------
NET INCOME..........................................................      1,845,454      2,416,129      2,760,998
                                                                      -------------  -------------  -------------
PREFERRED STOCK DIVIDENDS...........................................        100,000        100,000        100,000
                                                                      -------------  -------------  -------------
INCOME AVAILABLE TO COMMON SHAREHOLDERS.............................  $   1,745,454  $   2,316,129  $   2,660,998
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                       See Notes to Financial Statements

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

                                 BALANCE SHEETS

                               AS OF DECEMBER 31

                                                                                        1997            1996
                                                                                   --------------  --------------
ASSETS
Investments:
  Fixed maturities, at market (amortized cost: 1997-$67,110,502;
    1996-$61,914,714)............................................................  $   68,201,559  $   61,224,888
  Mortgage loans.................................................................      10,902,986      14,757,881
  Investment real estate, net of accumulated depreciation (1997-$93,376;
    1996-$82,659)................................................................         407,624         420,341
  Policy loans...................................................................      11,635,376      13,535,012
  Short-term investments.........................................................         873,844       5,272,698
                                                                                   --------------  --------------
    Total Investments............................................................      92,021,389      95,210,820
                                                                                   --------------  --------------
Cash.............................................................................       2,218,201       1,574,181
Accrued investment income........................................................       1,230,529       1,183,991
Accounts and premiums receivable, net of allowances for uncollectible accounts
  (1997-$7,000; 1996-$7,000).....................................................       1,233,659       1,042,547
Reinsurance receivables..........................................................       7,680,586       9,938,962
Deferred policy acquisition costs................................................       1,692,285       1,919,471
Other assets.....................................................................          70,809          84,124
                                                                                   --------------  --------------
                                                                                   $  106,147,458  $  110,954,096
                                                                                   --------------  --------------
                                                                                   --------------  --------------
LIABILITIES
Policy liabilities and accruals
  Future policy benefits and claims..............................................  $   56,254,682  $   59,560,434
  Unearned premiums..............................................................         463,232         182,499
                                                                                   --------------  --------------
    Total policy liabilities and accruals........................................      56,717,914      59,742,933
                                                                                   --------------  --------------
Annuity deposits.................................................................         929,124         973,155
Other policyholders' funds.......................................................      12,080,458      17,946,695
Other liabilities................................................................       8,964,653       8,764,449
Deferred income taxes............................................................       2,005,168         979,751
                                                                                   --------------  --------------
                                                                                       80,697,317      88,406,983
                                                                                   --------------  --------------
COMMITMENTS AND CONTINGENT LIABILITIES--NOTE E

STOCKHOLDERS' EQUITY
Preferred stock, $1 par value; shares authorized, issued and outstanding:
  2,000..........................................................................           2,000           2,000
Common stock, $10 par value; shares authorized, issued and outstanding:
  200,000........................................................................       2,000,000       2,000,000
Additional paid-in capital.......................................................       6,200,000       6,200,000
Net unrealized gains (losses) on investments (net of income tax: 1997-
  $381,870; 1996-$(241,439)......................................................         709,187        (448,387)
Retained earnings................................................................      16,538,954      14,793,500
                                                                                   --------------  --------------
                                                                                       25,450,141      22,547,113
                                                                                   --------------  --------------
                                                                                   $  106,147,458  $  110,954,096
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                       See Notes to Financial Statements

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                   NET
                                                                  ADDITIONAL    UNREALIZED                      TOTAL
                                          PREFERRED     COMMON     PAID-IN    GAINS (LOSSES)    RETAINED    STOCKHOLDERS'
                                            STOCK       STOCK      CAPITAL    ON INVESTMENTS    EARNINGS       EQUITY
                                          ---------   ----------  ----------  --------------   -----------  -------------
Balance, December 31, 1994..............              $2,000,000  $3,863,733   $(2,400,868)    $17,816,373   $21,279,238
                                                                                                            -------------
  Net income for 1995...................                                                         2,760,998     2,760,998
  Increase in net unrealized gains on
    investments (net of income
    tax-$2,083,521).....................                                         3,869,396                     3,869,396
  Reclassification adjustment for
    amounts included in net income (net
    of income tax-$(293,642))...........                                          (545,335)                     (545,335)
                                                                                                            -------------
  Comprehensive income for 1995.........                                                                       6,085,059
                                                                                                            -------------
  Common dividends ($25 per share)......                                                        (5,000,000)   (5,000,000)
  Preferred dividends ($50 per share)...                                                          (100,000)     (100,000)
  Capital contribution..................                            338,267                                      338,267
                                          ---------   ----------  ----------  --------------   -----------  -------------
Balance, December 31, 1995..............               2,000,000  4,202,000        923,193      15,477,371    22,602,564
                                                                                                            -------------
  Net income for 1996...................                                                         2,416,129     2,416,129
  Decrease in net unrealized gains on
    investments (net of income
    tax-$(748,368)).....................                                        (1,389,826)                   (1,389,826)
  Reclassification adjustment for
    amounts included in net income (net
    income tax-$9,824)..................                                            18,246                        18,246
                                                                                                            -------------
  Comprehensive income for 1996.........                                                                       1,044,549
                                                                                                            -------------
  Redemption feature of preferred stock
    removed-- Note G....................   $2,000                 1,998,000                                    2,000,000
  Common dividends ($15 per share)......                                                        (3,000,000)   (3,000,000)
  Preferred dividends ($50 per share)...                                                          (100,000)     (100,000)
                                          ---------   ----------  ----------  --------------   -----------  -------------
Balance, December 31, 1996..............    2,000      2,000,000  6,200,000       (448,387)     14,793,500    22,547,113
                                                                                                            -------------
  Net income for 1997...................                                                         1,845,454     1,845,454
  Increase in net unrealized gains on
    investments (net of income
    tax-$602,348).......................                                         1,118,646                     1,118,646
  Reclassification adjustment for
    amounts included in net income (net
    of income tax-$20,961)..............                                            38,928                        38,928
                                                                                                            -------------
  Comprehensive income for 1997.........                                                                       3,003,028
                                                                                                            -------------
  Preferred dividends ($50 per share)...                                                          (100,000)     (100,000)
                                          ---------   ----------  ----------  --------------   -----------  -------------
Balance, December 31, 1997..............   $2,000     $2,000,000  $6,200,000   $   709,187     $16,538,954   $25,450,141
                                          ---------   ----------  ----------  --------------   -----------  -------------
                                          ---------   ----------  ----------  --------------   -----------  -------------


                       See Notes to Financial Statements.

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

                            STATEMENTS OF CASH FLOWS

                                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------------
                                                                   1997             1996            1995
                                                              --------------   --------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $    1,845,454   $    2,416,129   $   2,760,998
  Adjustments to reconcile net income to cash
    Amortization of deferred policy acquisition costs.......         320,288          346,710         444,570
    Deferred income taxes...................................       1,025,417         (499,191)        229,111
    Interest credited to universal life and investment
      products..............................................       1,059,710        1,111,034         420,717
    Policy fees assessed on universal life and investment
      products..............................................      (1,048,883)      (1,179,765)       (562,637)
    Change in accrued investment income and other
      receivables...........................................       2,020,726           (6,955)      1,090,377
    Change in policy liabilities and other policyholders'
      funds of traditional life and health products.........      (8,576,735)      (1,612,231)     (1,502,827)
    Change in receivable from Protective Life Insurance
      Company...............................................               0       24,817,851               0
    Change in other liabilities.............................         200,205       (2,294,791)      9,672,280
    Other, net..............................................         (79,787)        (326,038)       (499,410)
                                                              --------------   --------------   -------------
Net cash provided by operating activities...................      (3,233,605)      22,772,753      12,053,179
                                                              --------------   --------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Maturities and principal reductions of investments
    Investments available for sale..........................     135,907,273       98,454,653      57,139,644
    Other...................................................       3,661,121        1,545,594       3,406,789
  Sale of investments
    Investments available for sale..........................       4,386,839       46,567,425      10,993,261
    Other...................................................               0          400,000         683,815
  Cost of investments acquired
    Investments available for sale..........................    (139,609,229)    (165,042,338)    (65,099,357)
    Other...................................................               0         (310,000)     (1,286,586)
                                                              --------------   --------------   -------------
Net cash (used in) provided by investing activities.........       4,346,004      (18,384,666)      5,837,566
                                                              --------------   --------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Dividends to stockholders.................................        (100,000)      (3,100,000)     (5,100,000)
  Change in universal life products deposits................        (368,379)        (723,167)    (12,550,883)
  Capital contribution......................................               0                0         338,267
                                                              --------------   --------------   -------------
Net cash used in financing activities.......................        (468,379)      (3,823,167)    (17,312,616)
                                                              --------------   --------------   -------------
INCREASE IN CASH............................................         644,020          564,920         578,129
CASH AT BEGINNING OF YEAR...................................       1,574,181        1,009,261         431,132
                                                              --------------   --------------   -------------
CASH AT END OF YEAR.........................................  $    2,218,201   $    1,574,181   $   1,009,261
                                                              --------------   --------------   -------------
                                                              --------------   --------------   -------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year:
    Income taxes............................................  $      548,581   $    1,830,301   $   1,030,000
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES
  Acquisitions and bulk reinsurance assumptions
    Assets acquired.........................................                                    $  24,937,851
    Liabilities assumed.....................................                                      (25,678,706)
                                                                                                -------------
    Net.....................................................                                    $    (740,855)
                                                                                                -------------
                                                                                                -------------

                       See Notes to Financial Statements

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying financial statements of American Foundation Life Insurance Company (the Company) are prepared on the basis of generally accepted accounting principles. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (see also Note B.)

    All outstanding shares of the Company's common stock are owned by Protective Life Insurance Company (Protective), which is the principal operating subsidiary of Protective Life Corporation (PLC), and insurance holding company domiciled in the state of Delaware. All outstanding shares of the Company's preferred stock are owned by PLC. Protective is a wholly-owned subsidiary of PLC. Other affiliated insurers include Empire General Life Assurance Corporation, Wisconsin National Life Insurance Company, Protective Life Insurance Corporation of Alabama, Protective Life Insurance Company of Kentucky, Community National Assurance Company, Capital Investors Life Insurance Company, West Coast Life Insurance Company, Western Diversified Life Insurance Company, Western Diversified Casualty Insurance Company and Citizen's Accident & Health Insurance Company.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses.

    NATURE OF OPERATIONS

    The Company, since it is licensed in the State of New York, is the entity through which PLC markets, distributes, and services insurance and annuity products in New York. The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors.

    RECENTLY ISSUED ACCOUNTING STANDARDS

    In 1997 the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities;" SFAS No. 130, "Reporting Comprehensive Income;" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

    SFAS No. 130 requires the presentation of comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. The Company has reconfigured the Statements of Stockholders' Equity presented herein in accordance with this Statement. SFAS No. 131 requires additional disclosures with respect to the Company's operating segments.

    The adoption of these accounting standards did not have a material effect on the Company's financial statements but has resulted in changed disclosure and financial statement presentation.

    INVESTMENTS

    The Company has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale."

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

    - Fixed maturities (bonds and redeemable preferred stocks)--at current market value.

    - Mortgage loans on real estate--at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.

    - Investment real estate--at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.

    - Policy loans--at unpaid balances.

    - Short-term investments--at cost, which approximates current market value.

    Substantially all short-term investments have maturities of three months or less at the time of acquisition.

    As prescribed by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," certain investments are recorded at their market values with the resulting unrealized gains and losses, net of income tax, reported as a component of stockholders' equity. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the provisions of SFAS No. 115 do not affect the Company's operations, its reported stockholders' equity will fluctuate significantly as interest rates change.

    The Company's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:

                                                                    1997            1996
                                                               --------------  --------------
Total investments............................................  $   90,930,332  $   95,900,646
All other assets.............................................      14,126,069      15,743,276
                                                               --------------  --------------
                                                               $  105,056,401  $  111,643,922
                                                               --------------  --------------
                                                               --------------  --------------
Deferred income taxes........................................  $    1,623,298  $    1,221,190
All other liabilities........................................      78,692,149      87,427,232
                                                               --------------  --------------
                                                                   80,315,447      88,648,422
Stockholders' equity.........................................      24,740,954      22,995,500
                                                               --------------  --------------
                                                               $  105,056,401  $  111,643,922
                                                               --------------  --------------
                                                               --------------  --------------

    Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

    CASH

    Cash includes all demand deposits reduced by the amount of outstanding checks and drafts.

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    REVENUES, BENEFITS, CLAIMS, AND EXPENSES

    Traditional Life and Health Insurance Products--Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits and include whole life insurance policies, term life insurance policies, limited-payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

    Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. The liability for future policy benefits and claims on traditional life and health insurance products included estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Policy claims are charged to expense in the period that the claims are incurred.

    Activity in the liability for unpaid claims is summarized as follows:

                                                          1997          1996          1995
                                                      ------------  ------------  ------------
Balance beginning of year...........................  $  5,008,998  $  3,862,708  $  4,215,218
  Less reinsurance..................................       801,709       370,612       523,208
                                                      ------------  ------------  ------------
Net balance beginning of year.......................     4,207,289     3,492,096     3,692,010
                                                      ------------  ------------  ------------
Incurred related to:
Current year........................................     5,947,439     6,293,400     5,961,369
Prior year..........................................      (331,984)     (153,466)     (645,639)
                                                      ------------  ------------  ------------
  Total incurred....................................     5,615,455     6,139,934     5,315,730
                                                      ------------  ------------  ------------
Paid related to:
Current year........................................     4,913,958     4,883,873     4,632,399
Prior year..........................................     1,387,081       540,868       883,245
                                                      ------------  ------------  ------------
  Total paid........................................     6,301,039     5,424,741     5,515,644
                                                      ------------  ------------  ------------
Net balance end of year.............................     3,521,705     4,207,289     3,492,096
  Plus reinsurance..................................       203,199       801,709       370,612
                                                      ------------  ------------  ------------
Balance end of year.................................  $  3,724,904  $  5,008,998  $  3,862,708
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

    UNIVERSAL LIFE AND INVESTMENT PRODUCTS

    Universal life and investment products include universal life insurance, deferred annuities, and annuities without life contingencies. Revenues for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.0% to 9.4% in 1996.

    At December 31, 1997, the surrender value of the Company's annuities which approximates market value was approximately $900,000.

    POLICY ACQUISITION COSTS

    Commissions and other costs of acquiring traditional life and health insurance that vary with and are primarily related to the production of new business have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to total anticipated premium income.

    PARTICIPATING POLICIES

    Participating business comprises approximately 4% of the ordinary life insurance in force and 2% of the ordinary life insurance premium income. Policyholder dividends totaled $159,315 in 1997, $164,204 in 1996 and $165,195 in 1995.

    INCOME TAXES

    The Company uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the bases of assets and liabilities determined for financial reporting purposes and the bases determined for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

    RECLASSIFICATIONS

    Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets or stockholders' equity.

NOTE B -- RECONCILIATION WITH STATUTORY REPORTING PRACTICES

    Financial statements prepared in conformity with generally accepted accounting principles (GAAP) differ in some respects from statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are provided for temporary differences between financial and taxable earnings; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to stockholders' equity; (e) agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted items); (f) certain items of interest income, principally accrual of mortgage and bond discounts, are amortized differently and (g) bonds are stated at market instead of amortized cost.

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

NOTE B -- RECONCILIATION WITH STATUTORY REPORTING PRACTICES (CONTINUED)
    The reconciliations of net income and stockholder's equity prepared in conformity with statutory reporting practices to that reported in the accompanying financial statements are as follows:

                                                      NET INCOME                      STOCKHOLDER'S EQUITY
                                          ----------------------------------  -------------------------------------
                                             1997        1996        1995        1997         1996         1995
                                          ----------  ----------  ----------  -----------  -----------  -----------
In conformity with statutory reporting
  practices:............................  $2,794,015  $2,558,227  $3,329,528  $20,467,722  $18,031,163  $18,781,333
Additional (deductions) by adjustment
  Deferred policy acquisition costs, net
    of amortization.....................    (320,288)   (346,710)   (444,570)   1,692,285    1,919,471    2,266,181
  Deferred income taxes.................     402,108     499,191    (229,111)  (2,005,168)    (979,751)  (2,217,485)
  Asset Valuation Reserve...............                                          730,240      560,732      428,236
  Interest Maintenance Reserve..........     (85,826)    (89,611)    (92,251)     161,051      285,805      360,767
  Nonadmitted items.....................                                           10,431        7,090       19,491
  Redeemable preferred stock............                                                                 (2,000,000)
  Other valuation and timing
    differences.........................    (944,555)   (204,968)    197,402    4,393,580    2,722,603    4,419,378
                                          ----------  ----------  ----------  -----------  -----------  -----------
In conformity with generally accepted
  accounting principles.................  $1,845,454  $2,416,129  $2,760,998  $25,450,141  $22,547,113  $22,602,564
                                          ----------  ----------  ----------  -----------  -----------  -----------
                                          ----------  ----------  ----------  -----------  -----------  -----------

NOTE C -- INVESTMENT OPERATIONS

    Major categories of net investment income for the years ended December 31 are summarized as follows:

                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
Fixed maturities........................................................  $  4,701,611  $  4,708,490  $  3,402,581
Mortgage loans on real estate...........................................     1,146,325     1,431,687     1,618,753
Investment real estate..................................................        65,584        73,756       141,147
Policy loans............................................................       643,653       752,828       621,733
Other, principally short-term investments...............................       112,127       160,644       119,116
                                                                          ------------  ------------  ------------
                                                                             6,669,300     7,127,405     5,903,330
Investment expenses.....................................................       435,455      (515,916)     (395,463)
                                                                          ------------  ------------  ------------
                                                                          $  6,233,845  $  6,611,489  $  5,507,867
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

    Realized investment gains (losses) for the years ended December 31 are summarized as follows:

                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
Fixed maturities........................................................  $    (59,889) $     22,247  $    (49,213)
Mortgage loans and other investments....................................             0       (50,317)      888,190
                                                                          ------------  ------------  ------------
                                                                          $    (59,889) $    (28,070) $    838,977
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

NOTE C -- INVESTMENT OPERATIONS (CONTINUED)

    In 1997 gross gains on the sale of investments available for sale (fixed maturities and short-term investments) were approximately $10,000 and gross losses were approximately $70,000. In 1996 gross gains were approximately $20,000. In 1995 gross gains were approximately $30,000, and gross losses were approximately $80,000.

    The amortized cost and estimated market values of the Company's investments classified as available for sale at December 31 are as follows:

                                                                             GROSS         GROSS       ESTIMATED
                                                             AMORTIZED     UNREALIZED   UNREALIZED      MARKET
1997                                                           COST          GAINS        LOSSES        VALUES
---------------------------------------------------------  -------------  ------------  -----------  -------------
Fixed maturities:
  Mortgage-backed securities.............................  $  11,348,224  $    348,395   $       0   $  11,696,619
  US Government and authorities..........................      8,746,050       242,265       4,982       8,983,333
  Public utilities.......................................      9,228,405       198,255       5,441       9,421,219
  Convertibles and bonds with warrants...................        694,485             0     168,610         525,875
  All other corporate bonds..............................     37,093,338       572,155      90,980      37,574,513
                                                           -------------  ------------  -----------  -------------
                                                              67,110,502     1,361,070     270,013      68,201,559
Short-term investments...................................        873,844             0           0         873,844
                                                           -------------  ------------  -----------  -------------
                                                           $  67,984,346  $  1,361,070   $ 270,013   $  69,075,403
                                                           -------------  ------------  -----------  -------------
                                                           -------------  ------------  -----------  -------------

                                                                             GROSS        GROSS        ESTIMATED
                                                             AMORTIZED    UNREALIZED    UNREALIZED      MARKET
1996                                                           COST          GAINS        LOSSES        VALUES
---------------------------------------------------------  -------------  -----------  ------------  -------------
Fixed maturities:
  Mortgage-backed securities.............................  $  13,735,012   $ 339,977   $      2,226  $  14,072,763
  US Government and authorities..........................     12,422,028     126,802        228,413     12,320,417
  Public utilities.......................................      9,362,109     121,808        225,851      9,258,066
  Convertibles and bonds with warrants...................        694,263           0        173,638        520,625
  All other corporate bonds..............................     25,701,302      46,069        694,354     25,053,017
                                                           -------------  -----------  ------------  -------------
                                                              61,914,714     634,656      1,324,482     61,224,888
Short-term investments...................................      5,272,698                                 5,272,698
                                                           -------------  -----------  ------------  -------------
                                                           $  67,187,412   $ 634,656   $  1,324,482  $  66,497,586
                                                           -------------  -----------  ------------  -------------
                                                           -------------  -----------  ------------  -------------

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

NOTE C -- INVESTMENT OPERATIONS (CONTINUED)
    The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

                                                                                  ESTIMATED
                                                                   AMORTIZED       MARKET
1997                                                                 COST          VALUES
---------------------------------------------------------------  -------------  -------------
Due in one year or less........................................  $   2,171,455  $   2,177,162
Due in one year through five years.............................     27,762,163     28,202,077
Due in five years through ten years............................     34,516,587     35,136,758
Due after 10 years.............................................      2,660,297      2,685,564
                                                                 -------------  -------------
                                                                 $  67,110,502  $  68,201,559
                                                                 -------------  -------------
                                                                 -------------  -------------


                                                                                  ESTIMATED
                                                                   AMORTIZED       MARKET
1996                                                                 COST          VALUES
---------------------------------------------------------------  -------------  -------------
Due in one year or less........................................  $   4,495,939  $   4,476,940
Due in one year through five years.............................     10,399,809     10,573,805
Due five years through ten years...............................     41,732,094     41,093,106
Due after 10 years.............................................      5,286,872      5,081,037
                                                                 -------------  -------------
                                                                 $  61,914,714  $  61,224,888
                                                                 -------------  -------------
                                                                 -------------  -------------

    The approximate percentage distribution of the Company's fixed maturity investments by quality rating at December 31 is as follows:

RATING                                                                         1997       1996
---------------------------------------------------------------------------  ---------  ---------
AAA........................................................................       26.8%      40.5%
AA.........................................................................        1.7        5.2
A..........................................................................       24.3        9.8
BBB........................................................................       37.4       37.0
BB or Less.................................................................        9.8        7.5
                                                                             ---------  ---------
                                                                                 100.0%     100.0%
                                                                             ---------  ---------
                                                                             ---------  ---------

    At December 31, 1997 and 1996, the Company had bonds which were rated less than investment grade of $6.7 million and $4.5 million, having an amortized cost of $6.8 million and $4.8 million, respectively.

    The change in unrealized gains (losses), net of income tax, on fixed maturities for the year ended December 31 is summarized as follows:

                                                         1997          1996           1995
                                                     ------------  -------------  ------------
Fixed maturities...................................  $  1,157,574  $  (1,371,579) $  3,324,060

    At December 31, 1997, approximately 99% of the Company's mortgage loans were commercial loans of which 46% were retail, 44% were office buildings, and 10% were industrial. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 10% of mortgage loans. Approximately 96% of the mortgage loans are on properties located in the

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

NOTE C -- INVESTMENT OPERATIONS (CONTINUED) following states listed in decreasing order of significance: Tennessee, Alabama, Virginia, Florida and Colorado.

    Many of the mortgage loans have call provisions after five to seven years. Assuming the loans are called at their next call dates, approximately $0.5 million would become due in 1999 to 2002.

    At December 31, 1997, the average mortgage loan was $0.5 million, and the weighted average interest rate was 9.84%. The largest single mortgage loan was $2.0 million. While the Company's mortgage loans do not have quoted market values, at December 31, 1997 and 1996, the Company estimates the market value of its mortgage loans to be $11.6 million and $15.5 million, respectively, using discounted cash flows from the next call date.

    At December 31, 1997 and 1996, the Company's problem mortgage loans and foreclosed properties totaled $0.4 million and $0.4 million, respectively. Since the Company's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on the Company's evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans.

    The Company believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits. Policy loan interest rates generally range from 4.5% to 8.0%.

NOTE D -- FEDERAL INCOME TAXES

    The Company's effective income tax rate varied from the maximum federal income tax rate as follows:

                                                                                    1997       1996       1995
                                                                                  ---------  ---------  ---------
Statutory federal income tax rate applied to pretax income......................      35.00%     35.00%     35.00%
Tax-exempt interest.............................................................      (7.20)     (7.33)     (7.37)
Other adjustments...............................................................       6.20       6.33       6.37
                                                                                  ---------  ---------  ---------
Effective income tax rate.......................................................      34.00%     34.00%     34.00%
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------

    The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

    Details of the deferred income tax provision for the years ended December 31 are as follows:

                                                                            1997          1996           1995
                                                                         -----------  -------------  -------------
Deferred policy acquisition costs......................................  $  (100,971) $    (530,008) $    (344,176)
Benefit and other policy liability changes.............................      (72,878)     1,698,144      1,371,080
Temporary differences of investment income.............................     (199,660)      (208,432)    (4,063,846)
Other items............................................................      775,617     (1,458,895)     3,266,053
                                                                         -----------  -------------  -------------
                                                                         $   402,108  $    (499,191) $     229,111
                                                                         -----------  -------------  -------------
                                                                         -----------  -------------  -------------

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

NOTE D -- FEDERAL INCOME TAXES (CONTINUED)
    The components of the Company's net deferred income tax liability as of December 31 were as follows:

                                                                                            1997          1996
                                                                                        ------------  ------------
Deferred income tax assets
  Policy and policyholder liability reserves..........................................  $    401,636  $    328,758
  Deferred policy acquisition costs...................................................       195,580        94,609
                                                                                        ------------  ------------
                                                                                             597,216       423,367
                                                                                        ------------  ------------
Deferred income tax liabilities:
  Unrealized gain on investments......................................................       516,942        93,293
  Other...............................................................................     2,085,442     1,309,825
                                                                                        ------------  ------------
                                                                                           2,602,384     1,403,118
                                                                                        ------------  ------------
  Net deferred income tax liability...................................................  $  2,005,168  $    979,751
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    The Company's income tax returns are included in the consolidated income tax returns of PLC. The allocation of income tax liabilities among affiliates is based upon separate income tax return calculations. At December 31, 1997 and 1996 no amounts were payable to PLC for income tax liabilities.

NOTE E -- COMMITMENTS AND CONTINGENT LIABILITIES

    Under insurance guaranty fund laws, in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

    A number of civil jury verdicts have been returned against insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In addition in some class action and other lawsuits involving insurer's sales practices, insurers have made material settlement payments. In some states (including Alabama), juries have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. The Company and its affiliates, like other insurers, in the ordinary course of business, are involved in such litigation. Although the outcome of any such litigation cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operation, or liquidity of the Company.

NOTE F -- STOCKHOLDERS' EQUITY AND RESTRICTIONS

    Dividends on common stock are noncumulative and are paid as determined by the Board of Directors. At December 31, 1997, approximately $6.1 million of stockholders' equity excluding net unrealized gains and losses represented net assets of the Company that cannot be transferred in the form of dividends, loans, or advances to Protective Life. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

NOTE F -- STOCKHOLDERS' EQUITY AND RESTRICTIONS (CONTINUED) unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to Protective Life by the Company in 1998 is estimated to be $3.4 million.

NOTE G -- PREFERRED STOCK

    The Company's preferred stock has a provision for an annual minimum cumulative dividend, when and if declared, of $50.00 per share, and additional dividends to the extent the Company's statutory earnings for the immediately preceeding year exceed $1.0 million. The minimum dividend and any accumulation must be paid before any dividend on any other class of capital stock may be paid. The additional dividends are noncumulative and are in preference to any other dividend on any other class of capital stock. Dividends of $100,000 were declared and paid in each of 1997, 1996 and 1995 on the participating preferred stock. As of December 31, 1997, all cumulative preferred dividends have been paid.

    During 1996, the Company's articles of incorporation were amended such that the preferred stock is redeemable at $1,000 per share solely at the Company's discretion. At December 31, 1995, the preferred stock was reported as "Redeemable Preferred Stock", whereas at December 31, 1996, it is reported as a component of stockholders' equity.

NOTE H -- RELATED PARTY MATTERS

    The Company has no employees; therefore, the Company purchases data processing, legal, investment, and management services from PLC and other affiliates. The cost of such services was $375,023 in 1997, $383,069 in 1996, and $243,236 in 1995.

    Receivables from related parties consisted of receivables from affiliates under control of PLC in the amount of approximately $200,000 and approximately $300,000 at December 31, 1997 and 1996, respectively. The Company routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.

NOTE I -- REINSURANCE

    The Company assumes risks from and reinsures certain parts of its risks with other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. While the amount retained on an individual life will vary based upon age and mortality prospects of the risk, the Company generally will not carry more than $500,000 individual life insurance on a single risk. In many cases, the retention is less.

    The Company has reinsured approximately $133 million, $163 million and $164 million, in face amount of life insurance risks with other insurers representing $0.7 million, $0.9 million and $1.0 million of premium income for 1997, 1996 and 1995, respectively. The Company has also reinsured accident and health risks representing $2.3 million, $1.9 million and $1.6 million, of premium income for 1997, 1996 and 1995, respectively. In 1997 and 1996, policy and claim reserves relating to insurance ceded of $7.5 million

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

NOTE I -- REINSURANCE (CONTINUED)
and $9.1 million respectively are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 1997 and 1996, the Company had paid $0.2 million and $0.8 million, respectively, of ceded benefits which are recoverable from reinsurers.

NOTE J -- ESTIMATED MARKET VALUES OF FINANCIAL INSTRUMENTS

    The carrying amount and estimated market values of the Company's financial instruments at December 31 are as follows:

                                                                  1997                          1996
                                                      ----------------------------  ----------------------------
                                                        CARRYING       ESTIMATED      CARRYING       ESTIMATED
                                                         AMOUNT      MARKET VALUES     AMOUNT      MARKET VALUES
                                                      -------------  -------------  -------------  -------------
Assets (see Notes A and C):
Investments:
  Fixed maturities..................................  $  67,110,502  $  68,201,559  $  61,914,714  $  61,224,888
  Mortgage loans on real estate.....................     10,902,986     11,649,144     14,757,881     15,467,129
  Short-term investments............................        873,844        873,844      5,272,698      5,272,698
Cash................................................      2,218,201      2,218,201      1,574,181      1,574,181
Liabilities (see Note A)............................
Annuity deposits....................................        929,124        929,124        973,155        973,155

NOTE K -- OPERATING SEGMENTS

    PLC operates seven divisions whose principal strategic focuses can be grouped into three general categories: Life Insurance, Specialty Insurance Products, and Retirement Savings and Investment Products. Each division has a senior officer of PLC responsible for its operations. A division is generally distinguished by products and/or channels of distribution.

    The Life Insurance category includes the Acquisitions, Individual Life, and West Coast Divisions. The Specialty Insurance Products category includes the Dental and Consumer Benefits ("Dental") and Financial Institutions Divisions. And the Retirement Savings and Investment Products category includes the Guaranteed Investment Contracts and Investment Products Divisions.

    The Company, since it is licensed in the State of New York, is the entity through which PLC markets and distributes products in New York. As of December 31, 1997, the Company was involved in the operations of two of PLC's Divisions: the Acquisitions Division and the Dental Division. PLC's Investment Products Division has plans to begin marketing through the Company in 1998.

    The Company also has an additional business segment which is described herein as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the Divisions above.

    The Company uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. Operating segment income is generally income before income tax, adjusted to exclude any pre-tax minority interest in income of consolidated subsidiaries. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

NOTE K -- OPERATING SEGMENTS (CONTINUED) segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

    Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

    There are no significant intersegment transactions.

    Operating segment income and assets for the years ended December 31, are as follows:

                                                             DENTAL AND                                 TOTAL
                                                              CONSUMER    CORPORATE                 CONSOLIDATED
                                             ACQUISITIONS     BENEFITS    AND OTHER   ADJUSTMENTS    NET INCOME
                                             -------------  ------------  ----------  ------------  -------------
1997
Premiums and policy fees...................  $   4,257,328  $  4,158,505  $        0                $   8,415,833
Net investment income......................      4,590,650     1,026,054     617,141                    6,233,845
Realized investment gains (losses).........                                  (59,889)                     (59,889)
Other income...............................          8,718                                                  8,718
                                             -------------  ------------  ----------  ------------  -------------
    Total revenues.........................      8,856,696     5,184,559     557,252                   14,598,507
                                             -------------  ------------  ----------  ------------  -------------
Benefits and settlement expenses...........      5,994,962     3,080,800                                9,075,762
Amortization of deferred acquisitions
  costs....................................        320,288                                                320,288
Other operating expenses...................        912,398     1,493,916                                2,406,314
                                             -------------  ------------  ----------  ------------  -------------
    Total benefits and expenses............      7,227,648     4,574,716           0                   11,802,364
                                             -------------  ------------  ----------  ------------  -------------
Income before income tax...................      1,629,048       609,843     557,252                    2,796,143
Income tax expense.........................                                                950,689        950,689
                                             -------------  ------------  ----------  ------------  -------------
Net income.................................                                                         $   1,845,454
                                             -------------  ------------  ----------  ------------  -------------
                                             -------------  ------------  ----------  ------------  -------------
1996
Premiums and policy fees...................  $   4,540,107  $  4,917,896                            $   9,458,003
Net investment income......................      5,569,799     1,049,427  $   (7,737)                   6,611,489
Realized investment gains (losses).........                                  (28,070)                     (28,070)
Other income...............................          2,406                                                  2,407
                                             -------------  ------------  ----------  ------------  -------------
    Total revenues.........................     10,112,312     5,967,323     (35,807)            0     16,043,828
                                             -------------  ------------  ----------  ------------  -------------
Benefits and settlement expenses...........      5,813,515     3,861,725                                9,675,240
Amortization of deferred acquisitions
  costs....................................        346,710                                                346,710
Other operating expenses...................        855,442     1,505,634                                2,361,076
                                             -------------  ------------  ----------  ------------  -------------
    Total benefits and expense.............      7,015,667     5,367,359           0             0     12,383,026
                                             -------------  ------------  ----------  ------------  -------------
Income before income tax...................      3,096,645       599,964     (35,807)            0      3,660,802
Income tax expenses........................                                              1,244,673      1,244,673
                                             -------------  ------------  ----------  ------------  -------------
Net income.................................                                                         $   2,416,129
                                             -------------  ------------  ----------  ------------  -------------
                                             -------------  ------------  ----------  ------------  -------------

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

NOTE K -- OPERATING SEGMENTS (CONTINUED)

                                                             DENTAL AND                                 TOTAL
                                                              CONSUMER    CORPORATE                 CONSOLIDATED
                                             ACQUISITIONS     BENEFITS    AND OTHER   ADJUSTMENTS    NET INCOME
                                             -------------  ------------  ----------  ------------  -------------
1995
Premiums and policy fees...................  $   4,001,233  $  2,923,864                            $   6,925,097
Net investment income......................      5,504,153         3,714                                5,507,867
Realized investment gains (losses).........                               $  838,977                      838,977
Other income...............................             (8)                                                    (8)
                                             -------------  ------------  ----------  ------------  -------------
    Total revenues.........................      9,505,378     2,927,578     838,977             0     13,271,933
                                             -------------  ------------  ----------  ------------  -------------
Benefits and settlement expenses...........      4,888,566     1,458,839                                6,347,405
Amortization of deferred acquisitions
  costs....................................        444,570                                                444,570
Other operating expenses...................        934,200     1,362,428                                2,296,628
                                             -------------  ------------  ----------  ------------  -------------
    Total benefits and expenses............      6,267,336     2,821,267           0             0      9,088,603
                                             -------------  ------------  ----------  ------------  -------------
Income before income tax...................      3,238,042       106,311     838,977             0      4,183,330
Income tax expenses........................                                           $  1,422,332      1,422,332
                                             -------------  ------------  ----------  ------------  -------------
Net Income.................................                                                         $   2,760,998
                                             -------------  ------------  ----------  ------------  -------------
                                             -------------  ------------  ----------  ------------  -------------

                                                                     DENTAL AND
                                                                      CONSUMER     CORPORATE AND
                                                     ACQUISITIONS     BENEFITS         OTHER          TOTAL
                                                     -------------  -------------  -------------  --------------
1997
Investment and other assets........................  $  76,644,539  $   7,111,880  $  20,698,754  $  104,455,173
Deferred policy acquisition costs..................      1,692,285                                     1,692,285
                                                     -------------  -------------  -------------  --------------
Total Assets.......................................  $  78,336,824  $   7,111,880  $  20,698,754  $  106,147,458
                                                     -------------  -------------  -------------  --------------
                                                     -------------  -------------  -------------  --------------
1996
Investment and other assets........................  $  78,189,386  $  12,870,675  $  17,974,564  $  109,034,625
Deferred policy acquisition costs..................      1,919,471                                     1,919,471
                                                     -------------  -------------  -------------  --------------
Total Assets.......................................  $  80,108,857  $  12,870,675  $  17,974,564  $  110,954,096
                                                     -------------  -------------  -------------  --------------
                                                     -------------  -------------  -------------  --------------
1995
Investment and other assets........................  $  83,689,559  $  14,055,339  $  19,021,559  $  116,766,457
Deferred policy acquisition costs..................      2,266,181                                     2,266,181
                                                     -------------  -------------  -------------  --------------
Total Assets.......................................  $  85,955,740  $  14,055,339  $  19,021,559  $  119,032,638
                                                     -------------  -------------  -------------  --------------
                                                     -------------  -------------  -------------  --------------

              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

-----------------------------------------------------------------------------------------------------------------
                                       COL. A        COL. B      COL. C      COL. D         COL. E      COL. F
-----------------------------------------------------------------------------------------------------------------
                                                     FUTURE                  ANNUITY
                                      DEFERRED       POLICY                 DEPOSITS       PREMIUMS
                                       POLICY       BENEFITS                AND OTHER        AND          NET
                                     ACQUISITION       AND      UNEARNED  POLICYHOLDERS'    POLICY    INVESTMENT
              SEGMENT                   COSTS         COSTS     PREMIUMS      FUNDS          FEES       INCOME
-----------------------------------  -----------   -----------  --------  -------------   ----------  -----------
Year Ended December 31, 1997:
  Acquisitions.....................  $1,692,285    $56,177,703  $463,232   $ 6,048,563    $4,257,328  $4,590,650
  Dental and Consumer Benefits.....           0         76,979        0      6,961,019     4,158,505   1,026,054
  Corporate and Other..............           0              0        0              0             0     617,141
                                     -----------   -----------  --------  -------------   ----------  -----------
                                     $1,692,285    $56,254,682  $463,232   $13,009,582    $8,415,833  $6,233,845
                                     -----------   -----------  --------  -------------   ----------  -----------
                                     -----------   -----------  --------  -------------   ----------  -----------
Year Ended December 31, 1996:
  Acquisitions.....................  $1,919,471    $59,483,455  $182,499   $ 6,028,180    $4,540,107  $5,569,799
  Dental and Consumer Benefits.....           0         76,979        0     12,891,670     4,917,896   1,049,427
  Corporate and Other..............           0              0        0              0             0      (7,737)
                                     -----------   -----------  --------  -------------   ----------  -----------
                                     $1,919,471    $59,560,434  $182,499   $18,919,850    $9,458,003  $6,611,489
                                     -----------   -----------  --------  -------------   ----------  -----------
                                     -----------   -----------  --------  -------------   ----------  -----------
Year Ended December 31,1995:
  Acquisitions.....................  $2,266,181    $61,003,603  $71,803    $ 6,170,504    $4,001,233  $5,504,153
  Dental and Consumer Benefits.....           0        650,651        0     13,170,351     2,923,864       3,714
  Corporate and Other..............           0              0        0              0             0           0
                                     -----------   -----------  --------  -------------   ----------  -----------
                                     $2,266,181    $61,654,254  $71,803    $19,340,855    $6,925,097  $5,507,867
                                     -----------   -----------  --------  -------------   ----------  -----------
                                     -----------   -----------  --------  -------------   ----------  -----------

-----------------------------------  -------------------------------------------------
                                       COL. G       COL. H       COL. I      COL. J
-----------------------------------  -------------------------------------------------
                                                                AMORTIZATION
                                      REALIZED     BENEFITS        OF
                                     INVESTMENT       AND       DEFERRED
                                       GAINS      SETTLEMENT    ACQUISITION
              SEGMENT                 (LOSSES)     EXPENSES      COSTS    EXPENSES (1)
-----------------------------------  ----------   -----------   --------  ------------
Year Ended December 31, 1997:
  Acquisitions.....................   $      0    $5,994,962    $320,288   $  912,398
  Dental and Consumer Benefits.....          0     3,080,800          0     1,493,916
  Corporate and Other..............    (59,889)            0          0             0
                                     ----------   -----------   --------  ------------
                                      $(59,889)   $9,075,762    $320,288   $2,406,314
                                     ----------   -----------   --------  ------------
                                     ----------   -----------   --------  ------------
Year Ended December 31, 1996:
  Acquisitions.....................   $      0    $5,813,515    $346,710   $  855,442
  Dental and Consumer Benefits.....          0     3,861,725          0     1,505,634
  Corporate and Other..............    (28,070)            0          0             0
                                     ----------   -----------   --------  ------------
                                      $(28,070)   $9,675,240    $346,710   $2,361,076
                                     ----------   -----------   --------  ------------
                                     ----------   -----------   --------  ------------
Year Ended December 31,1995:
  Acquisitions.....................          0    $4,888,566    $444,570   $  934,200
  Dental and Consumer Benefits.....          0     1,458,839          0     1,362,428
  Corporate and Other..............   $838,977             0          0             0
                                     ----------   -----------   --------  ------------
                                      $838,977    $6,347,405    $444,570   $2,296,628
                                     ----------   -----------   --------  ------------
                                     ----------   -----------   --------  ------------

                           SCHEDULE IV -- REINSURANCE

                   AMERICAN FOUNDATION LIFE INSURANCE COMPANY

-----------------------------------------------------------------------------------------------
              COL. A                   COL. B      COL. C      COL. D      COL. E      COL. F
-----------------------------------------------------------------------------------------------
                                                                                     PERCENTAGE
                                                  CEDED TO    ASSUMED                OF AMOUNT
                                       GROSS       OTHER     FROM OTHER     NET       ASSUMED
                                       AMOUNT    COMPANIES   COMPANIES     AMOUNT      TO NET
                                     ----------  ----------  ----------  ----------  ----------
Year Ended December 31, 1997:
  Life insurance in force (1)......  $  229,717  $  133,080  $  367,176  $  463,813     79.2%
                                     ----------  ----------  ----------  ----------      ---
                                     ----------  ----------  ----------  ----------      ---
Premiums and policy fees:
  Life insurance...................  $2,926,434  $  752,253  $2,124,374  $4,298,555     49.4%
  Accident and health insurance....   6,325,182   2,258,737      50,833   4,117,278      1.2%
                                     ----------  ----------  ----------  ----------
  TOTAL............................  $9,251,616  $3,010,990  $2,175,207  $8,415,833
                                     ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------
Year Ended December 31, 1996:
  Life insurance in force (1)......  $  247,048  $  169,330  $  549,583  $  627,301     87.6%
                                     ----------  ----------  ----------  ----------      ---
                                     ----------  ----------  ----------  ----------      ---
Premiums and policy fees:
  Life insurance...................  $3,222,836  $  910,593  $2,698,743  $5,010,986     53.9%
  Accident and health insurance....   6,245,784   1,857,606      58,839   4,447,017      1.3%
                                     ----------  ----------  ----------  ----------
  TOTAL............................  $9,468,620  $2,768,199  $2,757,582  $9,458,003
                                     ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------
Year Ended December 31, 1995:
  Life insurance in force (1)......  $  270,714  $   42,165  $  520,659  $  749,208     69.5%
                                     ----------  ----------  ----------  ----------      ---
                                     ----------  ----------  ----------  ----------      ---
Premiums and policy fees:
  Life insurance...................  $3,821,959  $1,005,330  $  753,690  $3,570,319     21.1%
  Accident/health insurance........   4,909,882   1,615,589      60,485   3,354,778      1.8%
                                     ----------  ----------  ----------  ----------
  TOTAL............................  $8,731,841  $2,620,919  $  814,175  $6,925,097
                                     ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------

------------------------

(1) Dollars in thousands

                                     PART C
                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

    All required financial statements are included in Part B.

(b) Exhibits


    (1) Certified resolution of the board of directors of American Foundation Life Insurance Company (the "Company") establishing American Foundation Variable Annuity Separate Account A (the "Account").*


    (2) Not Applicable.


    (3) (a) Form of underwriting agreement among the Company, the Account and Investment Distributors, Inc. ("IDI").



       (b) Form of distribution agreement between IDI and retail broker-dealers.


    (4) (a)  Contract Form.


       (b) Qualified Retirement Plan Endorsement.*



       (c) Individual Retirement Annuity Endorsements.*



       (d) Tax Sheltered Annuity Endorsement.*


    (5) Contract Application.


    (6) (a)  Certificate of Incorporation of the Company.*



       (b) By-Laws of the Company.*


    (7) Not Applicable.


    (8) (a) Form of participation/distribution agreement between Protective Investment Company and the Company.



       (b) Form of service agreement between Protective Life Insurance Company and the Company.



       (c) Participation Agreement with Oppenheimer Variable Account Funds.



       (d) Participation Agreement with MFS Variable Insurance Trust.



       (e) Participation Agreement with Calvert Variable Series Portfolios.



    (9) Opinion and Consent of Steve M. Callaway, Esquire.



    (10) (a)  Consent of Sutherland, Asbill & Brennan LLP.



       (b) Consent of Coopers & Lybrand L.L.P.


    (11) Not Applicable.

    (12) Not Applicable.


    (13) Not Applicable.



    (14) Not Applicable.



    (15) Copies of Powers of Attorney.*



      * Incorporated herein by reference to the initial filing of the registrant's Form N-4 Registration Statement on December 5, 1997.

ITEM 25. DIRECTORS AND OFFICERS OF THE COMPANY

NAME AND PRINCIPAL BUSINESS ADDRESS*                                POSITION AND OFFICES WITH DEPOSITOR
--------------------------------------------------------  --------------------------------------------------------
Drayton Nabers, Jr......................................  Director

John D. Johns...........................................  Director

Wayne E. Stuenkel.......................................  President, Chief Actuary, and Director

R. Stephen Briggs.......................................  Executive Vice President, Director

Jim E. Massengale.......................................  Executive Vice President, Acquisitions, and Director

A. S. Williams III......................................  Executive Vice President, Investments, Treasurer, and
                                                            Director

Danny L. Bentley........................................  Senior Vice President, Group, and Director

Richard J. Bielen.......................................  Senior Vice President, Investments, and Director

Carolyn King............................................  Senior Vice President, Investment Products, and Director

Deborah J. Long.........................................  Senior Vice President, Secretary, General Counsel, and
                                                            Director

Steven A. Schultz.......................................  Senior Vice President, Financial Institutions, and
                                                            Director

J. Russell Bailey, Jr...................................  Vice President, Group

Brent E. Fritz..........................................  Vice President, Individual Life Product Development

Jerry W. DeFoor.........................................  Vice President and Controller

James T. Helton III.....................................  Vice President and Group Actuary

John M. O'Sullivan......................................  Vice President and Actuary, Investment Products

T. Michael Presley......................................  Vice President and Actuary, Financial Institutions

Charles M. Prior........................................  Vice President, Investments

David C. Stevens........................................  Vice President, Group Operations

Carl S. Thigpen.........................................  Vice President, Investments and Assistant Secretary

------------------------

* Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


    The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by Protective Life Insurance Company, which is the chief operating subsidiary of Protective Life Corporation. Protective Life Corporation is described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by Protective Life Corporation may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in
Exhibit 21 to Form 10-K of Protective Life Corporation for the fiscal year ended December 31, 1997 (File No. 1-12332) filed with the Commission on March 27, 1998.

ITEM 27. NUMBER OF CONTRACT OWNERS

    Not applicable.

ITEM 28. INDEMNIFICATION

    Article XI of the By-laws of the Company provides, in substance, that any of the Company's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of the Company, by reason of the fact that he is or was an officer or director, shall be indemnified by the Company against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of the Company to procure a judgment in its favor, such person shall be indemnified by the Company against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by the Company against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

    In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

    (a) IDI is the principal underwriter (as defined in the Act) for the Contracts and is also the principal underwriter for other variable and modified guaranteed annuity contracts issued by the Registrant and its affiliates and for Protective Investment Company.


    (b) Incorporated herein by reference to item 29 of post-effective amendment number 6 to Protective Life Insurance Company's Form N-4 registration statement (File No. 33-70984) for certain deferred variable annuity contracts issued by Protective Life filed with the Commission on February 27, 1998.


    (c) Not Applicable

ITEM 30. LOCATION BOOKS AND RECORDS

    All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Company at 2801 Highway 280 South, Birmingham, Alabama 35223.

ITEM 31. MANAGEMENT SERVICES

    All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

    (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the contracts offered herein are being accepted.

    (b) The registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to the Company for a statement of additional information.

    (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

    (d) The Company represents that in connection with its offering of the contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

    (e) The Company represents that the fees and charges deducted under the contracts offered herein are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by it under such contracts.

                                   SIGNATURES


    As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has caused this registration statement to be signed on its behalf, in the City of Birmingham, and the State of Alabama, on this 13th day of April, 1998.


                                ANNUITY ACCOUNT A OF AMERICAN FOUNDATION
                                                 (Registrant)

                                By:            /s/ WAYNE E. STUENKEL
                                     -----------------------------------------
                                            Wayne E. Stuenkel, PRESIDENT
                                     AMERICAN FOUNDATION LIFE INSURANCE COMPANY

                                AMERICAN FOUNDATION LIFE INSURANCE COMPANY
                                (Depositor)

                                By:            /s/ WAYNE E. STUENKEL
                                     -----------------------------------------
                                            Wayne E. Stuenkel, PRESIDENT

    As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the duties indicated.


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

    /s/ WAYNE E. STUENKEL       Principal and Director
------------------------------    (Principal Executive        April 13, 1998
      Wayne E. Stuenkel           Officer)

                                Vice President (Principal
              *                   Financial Officer and
------------------------------    Principal Accounting        April 13, 1998
       Jerry W. DeFoor            Officer

              *
------------------------------  Director                      April 13, 1998
      R. Stephen Briggs

              *
------------------------------  Director                      April 13, 1998
      Jim E. Massengale

              *
------------------------------  Director                      April 13, 1998
      A.S. Williams, III

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------  Director                      April 13, 1998
      Steven A. Schultz

              *
------------------------------  Director                      April 13, 1998
       Deborah A. Long

              *
------------------------------  Director                      April 13, 1998
         Carolyn King

              *
------------------------------  Director                      April 13, 1998
      Richard J. Bielen

              *
------------------------------  Director                      April 13, 1998
       Danny L. Bentley




*By:    /s/ STEVE M. CALLAWAY
      -------------------------
          Steve M. Callaway
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


    3.(a)  Form of underwriting agreement among the Company, the Account and Investment
             Distributors, Inc. ("IDI").

    3.(b)  Form of distribution agreement between IDI and retail broker-dealers.

    4.(a)  Contract Form.

       5.  Contract Application.

    8.(a)  Form of participation/distribution agreement between Protective Investment
             Company and the Company.

    8.(b)  Form of service agreement between Protective Life Insurance Company and the
             Company.

    8.(c)  Participation Agreement with Oppenheimer Variable Account Funds.

    8.(d)  Participation Agreement with MFS Variable Insurance Trust.

    8.(e)  Participation Agreement with Calvert Variable Series Portfolios.

       9.  Opinion and Consent of Steve M. Callaway, Esquire.

   10.(a)  Consent of Sutherland, Asbill & Brennan LLP.

   10.(b)  Consent of Coopers & Lybrand L.L.P.